(Securities Code 7203)
                                                                    June 3, 2008
To All Shareholders:
                                                     President Katsuaki Watanabe
                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

     Notice of Convocation of FY2008 Ordinary General Shareholders' Meeting
      (Unless otherwise stated, all financial information has been prepared in accordance with generally accepted accounting principles in Japan)
        English translation from the original Japanese-language document

Dear Shareholder,

Please refer to the following for information about the upcoming FY2008 Ordinary General Shareholders' Meeting (the "General Shareholders' Meeting"). We hope that you will be able to attend this meeting.

If you are unable to attend the meeting, it would be appreciated if you could take the time to vote "yes" or "no" on the enclosed ballot form after reviewing the enclosed documents and return it to us no later than Monday, June 23, 2008. Thank you very much for your cooperation.


1. Date and time:         10:00 a.m., Tuesday, June 24, 2008

2. Venue:                 Toyota Head Office, 1, Toyota-cho, Toyota City,
                          Aichi Prefecture

3. Meeting Agenda:
    Reports:
       Reports on business review, unconsolidated and consolidated financial statements for FY2008 (April 1, 2007 through March 31, 2008) and report by Accounting Auditor and the board of Corporate Auditors on the audit results of the consolidated financial statements.
    Resolutions:
      Proposed Resolution 1:  Distribution of Surplus
      Proposed Resolution 2:  Election of 30 Directors
      Proposed Resolution 3:  Issuance of Stock Acquisition Rights for the
                              Purpose of Granting Stock Options
      Proposed Resolution 4:  Acquisition of Own Shares
      Proposed Resolution 5:  Payment of the Final Retirement Bonus to
                              Corporate Auditors Due to the Abolishment of the Retirement Bonus System for Corporate Auditors
      Proposed Resolution 6:  Revision to the Amount of Remuneration for
                              Corporate Auditors
      Proposed Resolution 7:  Payment of Executive Bonuses

 Notes: - If you attend the meeting in person, please submit the enclosed ballot at the reception desk. It will serve as your admission pass.
        - If you intend to engage in split voting, please submit written notice to that effect and the reasons for the split voting at least three days prior to the General Shareholders' Meeting by June 21, 2008.
        - If any revisions are made to the reference documents or attachments for the General Shareholders' Meeting, the revisions will be posted on Toyota Motor Corporation's Web site (http://www.toyota.co.jp).

                               Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Distribution of Surplus

We propose the distribution of surplus as follows:

Year-end Dividend
    We would like to offer a year-end dividend of 75 yen per share. Combined with the interim dividend, the total amount of the annual dividends for the fiscal year ended March 31, 2008 will be 140 yen per share, and the consolidated payout ratio will be 25.9 %.

(1)  Type of dividend assets

     Cash

(2)  Allocation of dividend assets and the total amount of dividends

     Payment of 75 yen per share of common stock (Total amount of dividends:
     236,195,988,900 yen)

(3)  Effective date of distribution of surplus

     June 25, 2008

Proposed Resolution 2: Election of 30 Directors

All Directors will retire upon the expiration of their term of office at the conclusion of this General Shareholders' Meeting. Accordingly, we hereby request that 30 Directors be elected. The candidates for the positions of Director are as follows:

Following are the nominees

----------------------------------------------------------------------------------------------------------------------
                           Position and main
                               areas of                                                                       No. of
  no.        Name          responsibility at             Brief career summary and representative              TMC's
         (birth date)        Toyota Motor                   positions in other organizations                  shares
                          Corporation ("TMC")                                                                 owned
----------------------------------------------------------------------------------------------------------------------

                                                    Apr.  1960     Joined TMC
                                                    Sep.  1988     Director of TMC
                                                    Dec.  1988     Toyota Motor Manufacturing,
                                                                   U.S.A., Inc. President
                                                    Sep.  1994     Managing Director of TMC
 1*     Fujio Cho        Chairman of                Oct.  1994     Retired from Toyota Motor                    40,705
        (2/2/1937)       the Board                                 Manufacturing, U.S.A., Inc.
                                                                   President
                                                    Jun.  1996     Senior Managing Director of TMC
                                                    Jun.  1998     Executive Vice President of TMC
                                                    Jun.  1999     President of TMC
                                                    Jun.  2005     Vice Chairman of TMC
                                                    Jun.  2006     Chairman of TMC
----------------------------------------------------------------------------------------------------------------------
                                                    Apr.  1965     Joined the Ministry of International
                                                                   Trade and Industry
                                                    Jul.  1997     Ministry of International Trade and
                                                                   Industry Vice-Minister for
                                                                   International Affairs
        Katsuhiro                                   Jun.  1998     Retired from Ministry of
 2*     Nakagawa         Vice Chairman                             International Trade and Industry             34,600
        (3/11/1942)                                                Vice-Minister for International
                                                                   Affairs
                                                    Jun.  2001     Managing Director of TMC
                                                    Jun.  2002     Senior Managing Director of TMC
                                                    Jun.  2003     Executive Vice President of TMC
                                                    Jun.  2004     Vice Chairman of TMC
----------------------------------------------------------------------------------------------------------------------
                                                    Apr.  1964     Joined TMC
        Katsuaki                                    Sep.  1992     Director of TMC
 3*     Watanabe         President                  Jun.  1997     Managing Director of TMC
        (2/13/1942)                                 Jun.  1999     Senior Managing Director of TMC              31,871
                                                    Jun.  2001     Executive Vice President of TMC
                                                    Jun.  2005     President of TMC
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                           Position and main                                                                  No. of
  no.        Name              areas of                  Brief career summary and representative              TMC's
         (birth date)      responsibility at TMC            positions in other organizations                  shares
                                                                                                              owned
----------------------------------------------------------------------------------------------------------------------
                         Executive                  Apr.  1967     Joined TMC
                         Vice President             Jun.  1996     Director of TMC
                                                    Jun.  2001     Managing Director of TMC
                         - Research &               Jun.  2003     Senior Managing Director of TMC
                           Development (R & D       Jun.  2005     Executive Vice President of TMC
                           Management, Technical
        Kazuo              Administration, Design,
 4*     Okamoto            Product Development,                                                                 25,564
        (2/20/1944)        Vehicle Engineering,
                           Motor Sports)
                         - Technical
                           Administration Group
                         - Design Group
                         - Vehicle Engineering
                           Group
                         - Motor Sports Div.
----------------------------------------------------------------------------------------------------------------------
                         Executive                  Apr.  1967     Joined Toyota Motor Sales Co., Ltd.
                         Vice President             Jun.  1997     Director of TMC
 5*     Kyoji Sasazu                                Jun.  2001     Managing Director of TMC                     28,692
        (6/11/1944)      - Business Development     Jun.  2003     Senior Managing Director of TMC
                         - Purchasing               Jun.  2005     Executive Vice President of TMC
                         - Housing
----------------------------------------------------------------------------------------------------------------------
                         Executive                  Apr.  1968     Joined TMC
                         Vice President             Jun.  1997     Director of TMC
                                                    Jun.  2001     Managing Director of TMC
                         - Corporate Planning &     Jun.  2003     Senior Managing Director of TMC
                           Research                 Jun.  2005     Executive Vice President of TMC
                         - Government & Public
                           Affairs
        Mitsuo           - General Management
 6*     Kinoshita          (Global Audit,                                                                       27,470
        (1/1/1946)         General
                           Administration &
                           Human Resources,
                           Accounting,
                           Information Systems)
                         - CSR & Environmental
                           Affairs
                         - Information System
                           Group
                         - Global Audit Div.
----------------------------------------------------------------------------------------------------------------------
                         Executive                  Apr.  1969     Joined TMC
                         Vice President             Jun.  1998     Director of TMC
                                                    Jun.  2001     Managing Director of TMC
        Takeshi          - Production               Jun.  2003     Senior Managing Director of TMC
 7*     Uchiyamada       - TQM                      Jun.  2005     Executive Vice President of TMC              28,464
        (8/17/1946)
                                                    (other executive duties)
                                                    Chairman of Toyota Motor Technical Center
                                                    (China) Co., Ltd.
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                           Position and main                                                                  No. of
  no.        Name              areas of                  Brief career summary and representative              TMC's
         (birth date)      responsibility at TMC            positions in other organizations                  shares
                                                                                                              owned
----------------------------------------------------------------------------------------------------------------------
                         Executive                  Apr.  1970     Joined TMC
                         Vice President             Jun.  1999     Director of TMC
                                                    Jun.  2002     Managing Director of TMC
                         - Quality                  Jun.  2003     Senior Managing Director of TMC
                         - Research &               Jun.  2005     Executive Vice President of TMC
        Masatami           Development (Power
 8*     Takimoto           Train, Future                                                                        29,500
        (1/13/1946)        Project)
                         - Fuel Cell System
                           Development
                         - Fuel Cell System
                           Development Group
                         - Future Project Div.
----------------------------------------------------------------------------------------------------------------------
                         Executive                  Apr.  1984     Joined TMC
                         Vice President             Jun.  2000     Director of TMC
                                                    Jun.  2002     Managing Director of TMC
                         - Product Management       Jun.  2003     Senior Managing Director of TMC
                         - IT & ITS                 Jun.  2005     Executive Vice President of TMC
        Akio             - Global Planning
 9*     Toyoda             Operations               (other executive duties)                                 4,564,691
        (5/3/1956)       - Japan Sales Operations   Chairman of Digital Media Asia Pacific Ltd.
                         - Customer Service
                         - Quality
                         - IT & ITS Group
                         - e-TOYOTA Div.
----------------------------------------------------------------------------------------------------------------------
                         Senior                     Apr.  1970     Joined Toyota Motor Sales Co., Ltd.
                         Managing Director          Jun.  2000     Director of TMC
                                                    Jun.  2003     Managing Officer of TMC
                         - The Americas             Jun.  2003     Toyota Motor Sales, U.S.A., Inc.
                           Operations Group                        President
                         - Chairman of Toyota       Jun.  2004     Director of TMC
                           Motor Sales, U.S.A.,     Jun.  2005     Senior Managing Director of TMC
                           Inc.                     Jun.  2005     Toyota Motor Sales, U.S.A., Inc.
                                                                   Chairman
 10*    Yukitoshi Funo                              May   2006     Toyota Motor North America, Inc.             34,248
        (2/1/1947)                                                 Chairman
                                                    Jun.  2007     Retired from Toyota Motor North
                                                                   America, Inc. Chairman

                                                    (other executive duties)
                                                    Chairman of Toyota Motor Sales, U.S.A., Inc.
                                                    Vice President of Calty Design Research, Inc.
                                                    President of Toyota Motor Personnel Services,
                                                    U.S.A., Inc.
----------------------------------------------------------------------------------------------------------------------
                         Senior                     Apr.  1971     Joined TMC
                         Managing Director          Jun.  2000     Director of TMC
                                                    Jun.  2002     Toyota Motor Manufacturing North
                         - Purchasing Group                        America, Inc. President
 11*    Atsushi Niimi                               Jun.  2003     Managing Officer of TMC                      29,738
        (7/30/1947)                                 Jun.  2004     Director of TMC
                                                    Jun.  2005     Retired from Toyota Motor
                                                                   Manufacturing North America, Inc.
                                                                   President
                                                    Jun.  2005     Senior Managing Director of TMC
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                           Position and main                                                                  No. of
  no.        Name              areas of                  Brief career summary and representative              TMC's
         (birth date)      responsibility at TMC            positions in other organizations                  shares
                                                                                                              owned
----------------------------------------------------------------------------------------------------------------------
                         Senior                     Apr.  1969     Joined Toyota Motor Sales Co., Ltd.
                         Managing Director          Jun.  2001     Director of TMC
        Hiroshi                                     Jun.  2003     Managing Officer of TMC
 12*    Takada           - Global Planning          Jun.  2005     Senior Managing Director of TMC              12,250
        (12/22/1946)       Operations Group
                         - Product Management
                           Div.
----------------------------------------------------------------------------------------------------------------------
                         Senior                     Apr.  1969     Joined TMC
                         Managing Director          Jun.  2001     Director of TMC
        Teiji                                       Jun.  2003     Managing Officer of TMC
 13*    Tachibana        - Government & Public      Jun.  2005     Senior Managing Director of TMC              14,700
        (1/18/1947)        Affairs Group
                         - Housing Group            (other executive duties)
                                                    Chairman of Toyota Housing Corporation
----------------------------------------------------------------------------------------------------------------------
                         Senior                     Apr.  1970     Joined TMC
                         Managing Director          Jun.  2001     Director of TMC
                                                    Jun.  2003     Managing Officer of TMC
                         - Quality Group            Jun.  2004     Toyota Motor Engineering &
                                                                   Manufacturing Europe NV/SA President
                                                    Jun.  2005     Senior Managing Director of TMC
        Shinichi                                    Oct.  2005     Toyota Motor Europe NV/SA, Toyota
 14*    Sasaki                                                     Motor Marketing Europe NV/SA and             11,810
        (12/18/1946)                                               Toyota Motor Engineering &
                                                                   Manufacturing
                                                                   Europe NV/SA merged under the
                                                                   name Toyota Motor Europe NV/SA
                                                    Oct.  2005     Toyota Motor Europe NV/SA President
                                                    Jul.  2006     Retired from Toyota Motor Europe
                                                                   NV/SA President
----------------------------------------------------------------------------------------------------------------------
                         Senior                     Apr.  1971     Joined Toyota Motor Sales Co., Ltd.
                         Managing Director          Jun.  2001     Director of TMC
                                                    Jun.  2003     Managing Officer of TMC
 15*    Akira Okabe      - Asia, Oceania &          Jun.  2005     Senior Managing Director of TMC              25,300
        (9/17/1947)        Middle East
                           Operations Group         (other executive duties)
                                                    Chairman of Toyota Motor Asia Pacific Pte Ltd.
----------------------------------------------------------------------------------------------------------------------
                         Senior                     Jul.  1971     Joined Toyota Motor Sales Co., Ltd.
                         Managing Director          Jun.  2001     Director of TMC
        Yoichiro                                    Jun.  2003     Managing Officer of TMC
 16*    Ichimaru         - Japan Sales              Jun.  2005     Senior Managing Director of TMC              21,268
        (10/10/1948)       Operations Group

----------------------------------------------------------------------------------------------------------------------
                         Senior                     Apr.  1975     Joined TMC
                         Managing Director          Jun.  2001     Director of TMC
                                                    Jun.  2003     Managing Officer of TMC
 17*    Shoji Ikawa      - Fuel Cell System         Jun.  2005     Senior Managing Director of TMC              27,936
        (9/1/1949)         Development Group
                         - Production
                           Engineering Group
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                           Position and main                                                                  No. of
  no.        Name              areas of                  Brief career summary and representative              TMC's
         (birth date)      responsibility at TMC            positions in other organizations                  shares
                                                                                                              owned
----------------------------------------------------------------------------------------------------------------------
                         Senior Managing Director   Apr.  1973     Joined TMC
                                                    Jun.  2002     Director of TMC
                         - Strategic Production     Jun.  2003     Managing Officer of TMC
                           Planning Group           Jun.  2007     Senior Managing Director of TMC
 18*    Koichi Ina       - Manufacturing Group
        (5/6/1948)       - TQM Promotion Div.       (other executive duties)                                    31,700
                                                    Chairman of Toyota Motor Asia Pacific Engineering
                                                    and Manufacturing Co., Ltd.
                                                    Chairman of Toyota Motor Engineering &
                                                    Manufacturing North America, Inc.
----------------------------------------------------------------------------------------------------------------------
                         Senior Managing Director   Apr.  1972     Joined TMC
        Shinzo                                      Jun.  2003     Managing Officer of TMC
 19*    Kobuki           - Power Train              Jun.  2007     Senior Managing Director of TMC              23,900
        (3/8/1950)         Development Group
                         - R&D Management Div.
----------------------------------------------------------------------------------------------------------------------
                         Senior Managing Director   Apr.  1970     Joined TMC
                                                    Jun.  2003     Managing Officer of TMC
                         - China Operations         Aug.  2003     Toyota Motor Technical Center
                           Group                                   (China) President
                         - Chairman of Toyota       Jun.  2007     Senior Managing Director of TMC
                           Motor (China),           Jun.  2007     Retired from Toyota Motor Technical
                           Investment Co., Ltd.                    Center (China) President
                                                    Jun.  2007     Chairman of Toyota Motor (China),
                                                                   Investment Co., Ltd.

                                                    (other executive duties)
                                                    Chairman of Toyota Motor (China), Investment Co.,
                                                    Ltd.                                                        17,000
 20*    Akira Sasaki                                Vice Chairman of FAW Toyota Motor Sales Co., Ltd.
        (2/26/1948)                                 Vice Chairman of FAW Toyota (Changchun) Engine Co.,
                                                    Ltd.
                                                    Chairman of Guangqi Toyota Engine Co., Ltd.
                                                    Vice Chairman of Guangzhou Toyota Motor Co., Ltd.
                                                    Vice Chairman of Sichuan FAW Toyota Motor Co., Ltd.
                                                    Vice Chairman of Tianjin FAW Toyota Engine Co., Ltd.
                                                    Vice Chairman of Tianjin FAW Toyota Motor Co., Ltd.
                                                    Chairman of Toyota FAW (Tianjin) Dies Co., Ltd.
                                                    Vice Chairman of Tong Fang Global Logistics Co., Ltd
                                                    Vice Chairman of Toyota Motor Technical Center (China) Co., Ltd
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                           Position and main                                                                  No. of
  no.        Name              areas of                  Brief career summary and representative              TMC's
         (birth date)      responsibility at TMC            positions in other organizations                  shares
                                                                                                              owned
----------------------------------------------------------------------------------------------------------------------
                         Senior Managing Director   Apr.  1973     Joined Toyota Motor Sales Co., Ltd.
                                                    Jun.  2003     Managing Officer of TMC
                         - Europe & Africa          Jun.  2003     Toyota Motor Marketing Europe NV/SA
                           Operations Group                        President
                         - President of Toyota      Oct.  2005     Toyota Motor Europe NV/SA,
                           Motor Europe NV/SA                      Toyota Motor Marketing Europe
                                                                   NV/SA and Toyota Motor Engineering &
        Tadashi                                                    Manufacturing Europe NV/SA merged
 21*    Arashima                                                   under the name Toyota Motor Europe NV/SA     20,781
        (8/14/1949)                                 Oct.  2005     Toyota Motor Europe NV/SA
                                                                   Executive Vice President
                                                    Jul.  2006     Toyota Motor Europe NV/SA President
                                                    Jun.  2007     Senior Managing Director of TMC

                                                    (other executive duties)
                                                    President of Toyota Motor Europe NV/SA
----------------------------------------------------------------------------------------------------------------------
                         Senior Managing Director   Apr.  1973     Joined TMC
        Mamoru                                      Jun.  2003     Managing Officer of TMC
 22*    Furuhashi        - Government & Public      Jun.  2007     Senior Managing Director of TMC              12,700
        (1/3/1950)         Affairs Group
----------------------------------------------------------------------------------------------------------------------
                         Senior Managing Director   Apr.  1974     Joined Toyota Motor Sales Co.,
                                                                   Ltd.
                                                    Jun.  2003     Managing Officer of TMC
        Satoshi          - General Administration   Jun.  2007     Senior Managing Director of TMC
 23*    Ozawa              & Human Resources                                                                    15,200
        8/5/1949)          Group                    (other executive duties)
                         - Corporate Planning Div.  President of Toyota Personnel Support Corporation
                         - Research Div.            President of OJT Solutions Co., Ltd.
                         - CSR & Environmental      President of Toyota Loops Co., Ltd.
                           Affairs Div.
----------------------------------------------------------------------------------------------------------------------
                         Honorary Chairman          Jul.  1952     Joined TMC
                                                    Jul.  1952     Director of TMC
                                                    Jan.  1961     Managing Director of TMC
                                                    Oct.  1967     Senior Managing Director of TMC
                                                    Dec.  1972     Executive Vice President of TMC
                                                    Jun.  1981     Director of TMC
                                                    Jun.  1981     Toyota Motor Sales Co., Ltd.
                                                                   President
        Shoichiro                                   Jul.  1982     President of TMC
 24*    Toyoda                                      Sep.  1992     Chairman of TMC                          11,176,193
        (2/27/1925)                                 Jun.  1999     Honorary Chairman

                                                    (other executive duties)
                                                    Representative Director of Toyota Central Reserch
                                                    and Development Laboratories, Incorporated
                                                    Representative Director of Genesis Research
                                                    Institute, Incorporated
                                                    Chairman of Towa Real Estate Co., Ltd.
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                           Position and main                                                                  No. of
  no.        Name              areas of                  Brief career summary and representative              TMC's
         (birth date)      responsibility at TMC            positions in other organizations                  shares
                                                                                                              owned
----------------------------------------------------------------------------------------------------------------------
                         Senior Advisor             Apr.  1955     Joined Toyota Motor Sales Co., Ltd.
                                                    Jul.  1982     Director of TMC
        Hiroshi                                     Sep.  1987     Managing Director of TMC
 25*    Okuda                                       Sep.  1988     Senior Managing Director of TMC              64,963
        (12/29/1932)                                Sep.  1992     Executive Vice President of TMC
                                                    Aug.  1995     President of TMC
                                                    Jun.  1999     Chairman of TMC
                                                    Jun.  2006     Senior Advisor of TMC
----------------------------------------------------------------------------------------------------------------------
 26     Iwao Nihashi                --              Apr.  1970     Joined TMC                                   12,800
        (2/16/1950)                                 Jun.  2003     Managing Officer of TMC
----------------------------------------------------------------------------------------------------------------------
                                                    Apr.  1974     Joined TMC
                                                    Jun.  2003     Managing Officer of TMC
                                                    Jun.  2004     Toyota Technical Center, U.S.A.,
                                                                   Inc. President
                                                    Apr.  2006     Toyota Motor Manufacturing North
                                                                   America, Inc. and Toyota Technical
                                                                   Center, U.S.A., Inc. merged under
        Yasuhiko                                                   the name Toyota Motor Engineering &
 27     Ichihashi                   --                             Manufacturing North America, Inc.            22,800
        (3/22/1952)                                 Apr.  2006     Toyota Motor Engineering &
                                                                   Manufacturing North America, Inc.
                                                                   Executive Vice President

                                                    (other executive duties)
                                                    Executive Vice President of Toyota Motor
                                                    Engineering & Manufacturing North America, Inc.
----------------------------------------------------------------------------------------------------------------------
                                                    Apr.  1977     Joined TMC
                                                    Jan.  2001     Toyota Technical Center, U.S.A.,
                                                                   Inc. President
                                                    Jun.  2003     Managing Officer of TMC
        Tadashi                                     Jun.  2004     Retired from Toyota Technical
 28     Yamashina                   --                             Center, U.S.A., Inc. President                9,500
        (5/8/1951)                                  Dec.  2006     Toyota Motorsport GmbH Vice Chairman
                                                    Jun.  2007     Toyota Motorsport GmbH Chairman

                                                    (other executive duties)
                                                    Chairman of Toyota Motorsport GmbH
----------------------------------------------------------------------------------------------------------------------
        Takahiko                                    Apr.  1976     Joined TMC
 29     Ijichi                      --              Jun.  2004     Managing Officer of TMC                      11,000
        (7/15/1952)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                           Position and main                                                                  No. of
  no.        Name              areas of                  Brief career summary and representative              TMC's
         (birth date)      responsibility at TMC            positions in other organizations                  shares
                                                                                                              owned
----------------------------------------------------------------------------------------------------------------------
                                                    Apr.  1976     Joined TMC
                                                    Jun.  2004     Managing Officer of TMC
                                                    Jul.  2006     Toyota Motor Europe NV/SA
                                                                   Executive Vice President

 30     Tetsuo Agata                                (other executive duties)
        (4/26/1953)                 --              Executive Vice President of Toyota Motor Europe              6,793
                                                    NV/SA
                                                    Chairman of Toyota Motor Industries Poland SP.zo.o.
                                                    Chairman of Toyota Motor Manufacturing (UK) Ltd.
                                                    Chairman of Toyota Motor Manufacturing Turkey Inc.
                                                    Chairman of Toyota Motor Manufacturing France S.A.S
----------------------------------------------------------------------------------------------------------------------

Note: * indicates current Director of TMC.

Proposed Resolution 3: Issuance of Stock Acquisition Rights for the Purpose
                       of Granting Stock Options

Pursuant to Articles 236, 238 and 239 of the Corporation Act of Japan, we request authorization (i) to issue "Stock Acquisition Rights" (rights to acquire TMC's shares by making certain specified payments within a certain specified period of time, i.e. Stock Options) without consideration, for the purpose of granting stock options, to Directors, Managing Officers, employees, and other persons in similar positions at TMC and its affiliates, and (ii) to delegate to the Board of Directors the determination of the terms and conditions of the offering of such rights.
Stock Acquisition Rights granted to Directors of TMC without consideration constitute remuneration other than cash of indeterminate value to Directors. Consequently, we also request approval of the calculation method to determine the value of the Stock Acquisition Rights allotted to Directors as remuneration. In addition, if Proposed Resolution 2 "Election of 30 Directors" is approved, the 30 Directors will receive allotment of the Stock Acquisition Rights, and the maximum number of Stock Acquisition Rights to be allotted to the Directors of TMC shall be 10,100, considering the number of Stock Acquisition Rights granted for the purpose of existing stock options and other various factors.

1.  Reason for Issuance of Stock Acquisition Rights without Consideration

    TMC will issue Stock Acquisition Rights to Directors, Managing Officers and employees, etc. of TMC and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthening TMC's international competitiveness.

2.  Summary of Terms of Issuance of Stock Acquisition Rights

  (1)  Grantees of the Stock Acquisition Rights

       Directors, Managing Officers and employees, etc. of TMC and its affiliates.

  (2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

       Up to 3,700,000 shares of common stock of TMC.

       Provided, however, that if the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Stock Acquisition Rights to be issued.

  (3)  Total Number of Stock Acquisition Rights

       Up to 37,000

       The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (the "Number of Shares to be Granted") shall be 100; provided, however, that if TMC splits its shares (including the allotment of common stock to shareholders without consideration; hereinafter the same shall apply) or consolidates its shares after the allotment date of the Stock Acquisition Rights ("Allotment Date"), the Number of Shares to be Granted shall be adjusted according to the following formula.

            Number of
           Shares to be    =    Number of Shares to     x     Ratio of split
          Granted after          be Granted before          (or consolidation)
            adjustment              adjustment

       The adjustment above shall be made only to the unexercised Stock Acquisition Rights remaining at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

  (4)  Amount Paid for Issuance of Stock Acquisition Rights

       No monetary payment shall be required for Stock Acquisition Rights for which the determination of the terms and conditions of the offering of such rights can be delegated to the Board of Directors at this General Shareholders' Meeting.

  (5) Amount of Assets to be Paid upon Exercise of Stock Acquisition Rights (Exercise Price)

       The amount of assets to be paid upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share issued or transferred upon exercise of Stock Acquisition Rights (the "Exercise Price") by the Number of Shares to be Granted. The Exercise Price shall be as follows.

       The amount obtained by multiplying the closing price of TMC's common stock in regular trading on the Tokyo Stock Exchange on the Allotment Date (if there is no transaction made on that day, then the closing price of the latest date prior to the Allotment Date on which a transaction was made) by 1.025, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.
       In addition, the Exercise Price shall be adjusted as follows:

       (i) If TMC splits or consolidates its shares after the Allotment Date, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

                                                                    1
             Exercise Price   =   Exercise Price      x   ----------------------
            after adjustment      before adjustment            Ratio of split
                                                            (or consolidation)

       (ii) If TMC issues common stock or sells treasury stock of the common stock at a price below the market price after the Allotment Date, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. No adjustment shall be made, however, in the event that Stock Acquisition Rights are exercised.

                                                                    Number of shares           Amount to be
                                                 Number of            newly issued      X     paid per share
 Exercise Price       Exercise Price        outstanding  shares  +   -----------------------------------------
after adjustment  =  before adjustment  X                                          Market price
                                          ------------------------------------------------------------------
                                                Number of            +    Number  of shares newly issued
                                           outstanding shares

            "Number of outstanding shares" provided for in the above formula does not include the number of shares held by TMC as treasury stock and in the case where the treasury stock is to be sold, "Number of shares newly issued" shall be read as "Number of shares of treasury stock to be sold."


       (iii)In the event that other class of stock is allotted without consideration to the holders of common stock, shares of another company are delivered to the holders of common stock of TMC as dividends, or in any other similar instance where an adjustment of the Exercise Price is required, in each case after the Allotment Date, an appropriate adjustment shall be made to the extent reasonable.

  (6)  Exercise Period of the Stock Acquisition Rights

       From August 1, 2010 to July 31, 2016

  (7)  Conditions of Exercise of Stock Acquisition Rights

       (i)  Each Stock Acquisition Right may not be partially exercised.

       (ii) The grantees of the Stock Acquisition Rights must, at the time of the closing of the ordinary general shareholders' meeting to be held for the last fiscal year ending within two (2) years after the closing of the General Shareholders' Meeting, be a Director, Managing Officer or an employee, etc. of TMC or its affiliates to which he or she belongs at the time such rights are granted.

       (iii)The grantee of the Stock Acquisition Rights may exercise his or her Stock Acquisition Rights for up to two (2) years after the grantee loses his or her position as a Director, Managing Officer or an employee, etc. of TMC or its affiliates to which the grantee belongs at the time such rights are granted. However, if the grantee loses such position due to retirement of office or resignation for personal reasons, or removal from office or dismissal, the Stock Acquisition Rights will expire immediately.

       (iv) Stock Acquisition Rights may not be inherited.

       (v) Other exercise conditions shall be provided for by the resolution of the General Shareholders' Meeting and the resolution of the meeting of the Board of Directors.

  (8)  Events and Conditions of Acquisition of Stock Acquisition Rights by TMC

       Stock Acquisition Rights may be acquired by TMC without consideration, on a date that shall be provided by the Board of Directors, if a proposal on a merger agreement in which TMC will be dissolved, or a proposal on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary of another company is approved at an ordinary general shareholders' meeting.

  (9)  Restriction on Transfer of Stock Acquisition Rights

       Transfer of Stock Acquisition Rights shall be subject to approval of the Board of Directors.

  (10) Matters concerning the Paid-in Capital and Capital Reserve to be Increased due to the Issuance of Shares upon Exercise of Stock Acquisition Rights

       (i) Amount of paid-in capital to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be half of the maximum amount of paid-in capital increase and others which is calculated in accordance with Article 40, Paragraph 1 of the Corporation Accounting Regulations, and any fraction less than one
            (1) yen arising therefrom shall be rounded up to the nearest one
            (1) yen.
       (ii) Amount of capital reserve to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be an amount determined by subtracting the amount of paid-in capital to be increased provided in the immediately preceding paragraph (i) from the maximum amount of increase in paid-in capital set forth in the immediately preceding paragraph (i).

  (11) Handling of Fraction

       In the case where the number of shares to be issued or transferred to the grantee includes any fraction less than one (1) share, such fraction shall be rounded down.

  (12) Calculation Method of the Fair Value of Stock Acquisition Rights

       The fair value of the Stock Acquisition Rights shall be calculated by using the Black-Scholes model based on the various conditions on the Allotment Date.

  Reference:  The fair value of the Stock Acquisition Rights as of March 31,
              2008, calculated in accordance with the Black-Scholes model, is 680 yen per share.


Proposed Resolution 4: Acquisition of Own Shares

In order to improve capital efficiency and to implement flexible capital policies tailored to the business environment, we request authorization to acquire shares of common stock of TMC up to a maximum of 30 million shares and to a maximum aggregate purchase price of 200 billion yen, pursuant to the provisions of Article 156 of the Corporation Act of Japan during the one-year period from the day immediately following the close of this General Shareholders' Meeting.


Proposed Resolution 5: Payment of the Final Retirement Bonus to Corporate
                       Auditors Due to the Abolishment of the Retirement Bonus System for Corporate Auditors

By the resolution of the Board of Directors' Meeting held on April 25, 2008, TMC decided to abolish its Retirement Bonus System and Executive Bonuses for Corporate Auditors, effective upon the conclusion of this General Shareholders' Meeting, in order to further strengthen the independence of Corporate Auditors from management.
We propose the payment of the final retirement bonus to the 7 Corporate Auditors currently in office within a range of appropriate amounts to be determined in accordance with standards adopted by TMC for their service through the conclusion of this General Shareholders' Meeting. The amounts and method of payment, etc. will be determined through consultation among Corporate Auditors. Payment will be made at the time of retirement of each Corporate Auditor.
The following is the brief career summary of each Corporate Auditor.

--------------------------- ----------------------------------------------------
   Name                                         Brief career summary
--------------------------- ----------------------------------------------------
Yoshikazu Amano             June 2007       Full-time Corporate Auditor of TMC
--------------------------- ----------------------------------------------------
Chiaki Yamaguchi            June 2003       Full-time Corporate Auditor of TMC
--------------------------- ----------------------------------------------------
Masaki Nakatsugawa          June 2006       Full-time Corporate Auditor of TMC
--------------------------- ----------------------------------------------------
Yoichi Kaya                 June 2003       Outside Corporate Auditor of TMC
--------------------------- ----------------------------------------------------
Yoichi Morishita            June 2006       Outside Corporate Auditor of TMC
--------------------------- ----------------------------------------------------
Akishige Okada              June 2006       Outside Corporate Auditor of TMC
--------------------------- ----------------------------------------------------
Kunihiro Matsuo             June 2007       Outside Corporate Auditor of TMC
--------------------------- ----------------------------------------------------


Proposed Resolution 6: Revision to the Amount of Remuneration for Corporate
                       Auditors

Remuneration paid to Corporate Auditors was set at a maximum total amount of 13 million yen per month at the Extraordinary General Shareholders' Meeting held on May 13, 1982. However, in light of subsequent changes in economic developments, the abolishment of Retirement Bonus System and Executive Bonuses for Corporate Auditors, and other various circumstances, we propose to increase the maximum total amount of remuneration to be paid to Corporate Auditors to 30 million yen per month. There are currently seven Corporate Auditors.


Proposed Resolution 7: Payment of Executive Bonuses

Taking into consideration the business results for FY2008 and other factors, the 29 Directors in office as of the end of FY2008, and the 7 Corporate Auditors will be paid a total amount of 1,066,500,000 yen (1,002,000,000 yen for Directors and 64,500,000 yen for Corporate Auditors) as executive bonuses.

     (Business Report for the Period from April 1, 2007 to March 31, 2008)

                                                              Table of Contents

To Our Shareholders............................................................2

(Attachment to the Notice of Convocation of FY2008 Ordinary General
 Shareholders' Meeting)
    Business Report............................................................3
       1. Outlook of Associated Companies......................................3
       2. Status of Shares....................................................14
       3. Status of Stock Acquisition Rights, Etc.............................15
       4. Status of Directors and Corporate Auditors..........................18
       5. Status of Accounting Auditor........................................26
       6. Basic Policy Regarding the System to Secure the
            Appropriateness of Business.......................................27
    Unconsolidated Financial Statements.......................................30
       UNCONSOLIDATED BALANCE SHEETS..........................................30
       UNCONSOLIDATED STATEMENTS OF INCOME....................................31
       UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS.....................32
       NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS...........................36
    Independent Auditor's Report (Certified Copy).............................40
    Consolidated Financial Statements.........................................41
       CONSOLIDATED BALANCE SHEETS............................................41
       CONSOLIDATED STATEMENTS OF INCOME......................................42
       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY........................43
       NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.........................44
    Independent Auditor's Report (Certified Copy).............................46
    Board of Corporate Auditors' Report (Certified Copy)......................47

Consolidated Business Results for FY2008 (Reference)..........................48
    Segment Operating Results.................................................48
    Geographic Information....................................................49

To Our Shareholders:


                                                        We are pleased to report on our business results for
Guiding Principles at Toyota                            FY2008 (April 1, 2007 through March 31, 2008).
1. Honor the language and spirit of the                 Toyota Motor Corporation ("TMC") celebrated its 70th
    law of every nation and undertake                   anniversary in November 2007. We would like to thank
    open and fair corporate activities to               everyone, especially our shareholders and customers
    be a good corporate citizen of the world.           for long-running support and patronage.
                                                        In spite of severe external conditions, such as soaring
2.  Respect the culture and customs of                  raw material prices and the slowing U.S.economy in the
    every nation and contribute to                      latter half of FY2008, Toyota achieved record high
    economic and social development                     results in net revenues and every item in profits in its
    through corporate activities in the                 consolidated business results for FY2008 for two
    communities.                                        consecutive years, as a result of the expansion of
                                                        business mainly in resource-rich countries and
3.  Dedicate ourselves to providing clean               emerging countries.
    and safe products and to enhancing                  Therefore, we will propose a year-end dividend of 75
    the quality of life everywhere through              yen per share at the FY2008 Ordinary General
    all our activities.                                 Shareholders' Meeting. This, combined with the interim
                                                        dividend of 65 yen per share, will total to an annual
4.  Create and develop advanced                         dividend of 140 yen per share for FY2008, an increase
    technologies and provide outstanding                of 20 yen compared with FY2007.
    products and services that fulfill the              Toyota maintains the "Guiding Principles at Toyota," a
    needs of customers worldwide.                       framework for our basic corporate stance. We also
                                                        established our "Global Vision 2020" on the occasion of
5.  Foster a corporate culture that                     our 70th anniversary in November 2007, and set a new
    enhances individual creativity and                  challenges for the future in pursuit of a robust concept:
    teamwork value, while honoring                      "using technology and human power to develop a future
    mutual trust and respect between                    world." We will endeavor to enhance and strive to grow
    labor and management.                               in harmony with society based on four important themes
                                                        in manufacturing: "environment," "energy," "safety" and
6.  Pursue growth in harmony with the                   "comfort."
    global community through innovative                 We rely on our shareholders for their further ongoing
    management.                                         support.

7.  Work with business partners in
    research and creation to achieve                    Katsuaki Watanabe
    stable, long-term growth and mutual                 President
    benefits, while keeping ourselves
    open to new partnerships.

Attachment to the Notice of Convocation of FY2008 Ordinary General Shareholders' Meeting
Business Report (Fiscal Year under review: April 1, 2007 through March 31, 2008)

1. Outlook of Associated Companies

(1) Progress and Achievement in Operation

General Economic Environment in FY2008

Reviewing the general economic environment for the fiscal year ended March 2008 ("FY2008"), the Japanese economy experienced moderate expansion driven by capital expenditures and exports. Overseas, economic conditions remained steady in the United States supported by personal consumption. The economy continued to recover in Europe overall, and Asia experienced continued robust economic growth, particularly in China. In the second half of FY2008, however, disorder in financial markets triggered by the subprime mortgage crisis and high oil prices resulted in a severe economic condition and a downturn in the world economy. Under these circumstances, Toyota Motor Corporation ("TMC") and its consolidated subsidiaries (together, "Toyota") have been striving to develop attractive products to satisfy their customers worldwide.

Overview of Japanese Operations

During FY2008 Toyota launched the Hybrid Sedan "LS600h/LS600hL," the top model of our Lexus brand lineups and the Lexus "IS F," a model designed to maximize the pleasure of driving, which is the intrinsic affection of the automobile. "Crown," a brand that has come to be well recognized and acclaimed as the classic model since its debut more than half a century ago, in 1955, has been re-engineered into an attractive product installed with the world-first safety technologies, including Toyota's "Pre-crash Safety System" with an added function to detect the opening-and-closing of the driver's eyes, and the "Navi Brake Assist" an advanced driving assistance function which is linked to the car navigation system. As a result of these active launches of new products and the diligent efforts of dealers nationwide, market share (including Daihatsu and Hino) including mini-vehicles was 42.0%, representing a record high, and Toyota and Lexus' market share excluding mini-vehicles remained at a high level of 45.6% following FY2007, although the total sales of vehicles in Japan for FY2008 decreased by 99,000 units (or 4.2%) to 2,232,000 units, compared with FY2007.


LS600h/LS600hL                     Crown Athlete

Overview of Overseas Operations

For overseas operations, production of the Camry began at a facility run by Fuji Heavy Industries Ltd. in Indiana, North America, and sales volumes of fuel-efficient cars such as the Prius and the new Tundra increased significantly. In Europe, the Auris and the Corolla sold steadily, and production of the Camry commenced in a new factory in Russia. In Asia, sales of the Hilux and the Yaris were favorable particularly in Indonesia and Thailand due to recovery of demand in the market as a whole. In the expanding market of China, Tianjin FAW Toyota Motor Co., Ltd. constructed its third plant and started production of the new Corolla. The countries in the Latin America and Oceania regions saw sharp increases in unit sales, such as the Hilux in Brazil and Argentina, and the Camry in Australia. Through these global expansion of production sites, the introduction of vehicle models that closely meet customer needs in Japan and overseas and the implementation of various sales measures, the global sales, including Daihatsu and Hino brands, reached a total of 9,430 thousand units in FY2008, 425 thousand units (or 4.7%) above the sales in FY2007.

Production of the Camry began in Russia.    Production of the new Corolla began in
                                            Tianjin FAW Toyota Motor Co., Ltd., China.

Environmental Initiatives

In parallel with these business developments, Toyota considers environmental issues a management priority and has been working to reduce carbon-dioxide emissions and other environmental burdens at every stage of the vehicle life cycle--from development, production, delivery, and use to disposal and recycling.

In product development, Toyota expanded its lineup of models equipped with hybrid technology, which is Toyota's core solution for environmental issues. This resulted in the achievement of total hybrid vehicles sales of 445,000 units worldwide in FY2008, the 10th anniversary of the Prius, the total cumulative sales of hybrid vehicles for the decade reached 1,415,000 units. In production, Toyota implemented "sustainable plant initiatives" globally aiming to establish a plant that fully uses natural resources while existing in harmony with the environment. Toyota also worked positively to strengthen our "Recycle Design" policy with the aim to enhance recyclability and the easier dismantling of used vehicles.

Cumulative Unit Sales of Hybrid Vehicles

[GRAPHIC OMITTED]                  Sustainable Plant
                                   (image) Designed by MIKI KUDOH

Non-Automotive Operations

In order to respond to the diverse customer needs, Toyota is also actively developing its business in areas such as financial services and the housing business. In the financial services business, due to our efforts to expand business in emerging markets such as China and Russia, Toyota have succeeded in developing a networks in 32 countries/regions, which support the automobile business globally. In the housing business, Toyota released three new products in the Since series with enhanced insulation efficiency in addition to features for securities and seismic safety, under the concept of a "Lifetime Healthy House." Toyota will continue to make efforts to create comfortable houses suitable for the environment and climate of Japan.

Consolidated Financial Results for FY2008

Consolidated financial results for FY2008 reflected a well-balanced profit structure globally. This was achieved through increased unit sales in growing markets, in addition to marketing measures, efficiency improvements across management, and diligent cost reduction efforts. As a result, consolidated net revenues increased by 2,341.2 billion yen (or 9.8%) to 26,289.2 billion yen and consolidated operating income increased by 31.7 billion yen (or 1.4%) to 2,270.3 billion yen, compared with FY2007. Consolidated net income for FY2008 increased by 73.8 billion yen (or 4.5%) to 1,717.8 billion yen, compared with FY2007.

The breakdown of consolidated net revenues is as follows:
                                                       Yen in millions
-------------------------------------------------------------------------------
                           FY2008           FY2007
                        (April 2007      (April 2006
                          through          through         Increase      Change
                        March 2008)      March 2007)      (Decrease)      (%)
-------------------------------------------------------------------------------
    Vehicles              20,723,588       18,751,807     1,971,781      10.5
    ---------------------------------------------------------------------------
    Parts &                  342,244          334,619         7,625       2.3
    components for
    overseas
    production
    ---------------------------------------------------------------------------
    Parts                  1,785,684        1,551,969       233,715      15.1
    ---------------------------------------------------------------------------
    Other                  1,308,738        1,275,773        32,965       2.6
    ---------------------------------------------------------------------------
Total Automotive          24,160,254       21,914,168     2,246,086      10.2
-------------------------------------------------------------------------------
Financial Services         1,468,730        1,277,994       190,736      14.9
-------------------------------------------------------------------------------
Other                        660,256          755,929       (95,673)    (12.7)
-------------------------------------------------------------------------------
Total                     26,289,240       23,948,091     2,341,149       9.8
-------------------------------------------------------------------------------
Notes:

1. Consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
2. The amounts represent net revenues from external customers.
3. Net revenues do not include consumption taxes, etc.

Capital Expenditures

With respect to capital expenditures, Toyota introduced an innovative production line at the Takaoka Plant to rapidly enhance not only product efficiency but also energy efficiency. Toyota also made active investments to construct new overseas plants and launch new products, and increased production capacity to respond to customer demand. As the result, total consolidated capital expenditures for FY2008 was 1,480.2 billion yen.

(2) Funding

Capital investment in the automobile business is mainly financed with funds gained from business operations. Funds necessary for the financial services business are mainly financed through the issuance of bonds, medium-term notes and commercial papers. The balance of debt as of the end of FY2008 was 12,210 billion yen.

(3) Consolidated Financial Summary

                                      Yen in millions unless otherwise stated
-----------------------------------------------------------------------------
                         FY2005        FY2006        FY2007        FY2008
                       (April 2004   (April 2005   (April 2006   (April 2007
                         through       through       through       through
                       March 2005)   March 2006)   March 2007)   March 2008)
-----------------------------------------------------------------------------
Net revenues           18,551,526    21,036,909    23,948,091    26,289,240
-----------------------------------------------------------------------------
Operating income        1,672,187     1,878,342     2,238,683     2,270,375
-----------------------------------------------------------------------------
Net income              1,171,260     1,372,180     1,644,032     1,717,879
-----------------------------------------------------------------------------
Net income per share
- Basic         (yen)      355.35        421.76        512.09        540.65
-----------------------------------------------------------------------------
Shareholders' equity    9,044,950    10,560,449    11,836,092    11,869,527
-----------------------------------------------------------------------------
Total assets           24,335,011    28,731,595    32,574,779    32,458,320
-----------------------------------------------------------------------------


(4) Issues to be Addressed

Although we expect overall steady growth of the world economy to continue mainly in resource-rich countries and emerging countries, we face a variety of risks in the future business environment, including further slowdown of the economy in the United States, fluctuations in exchange rates and the stock market, and higher energy and raw material prices. It is also necessary to pay close attention to higher downside risk of the Japanese economy whose recovery is at a standstill. In the automotive industry, especially in resource-rich countries and emerging countries which are expected to continue to grow, competition with respect to compact cars and low-price cars is becoming increasingly fierce among leading global and regional auto makers. In addition, environmental regulations are being strengthened throughout the world and environmental awareness is on the rise, leading to intense global competition in the development of technologies and the introduction of new products.

To put in place a solid foundation while continuing to achieve further growth amidst these severe circumstances, Toyota Group will make combined efforts to address the following agenda. First, one short-term issue is the stimulation of the Japanese market through the introduction of market-creating products that anticipate customer needs and the implementation of demand-generating strategies that will promote stronger interest in automobiles. Overseas, on the other hand, we will make every effort to ensure the smooth start up of our new plants, meet the needs of resource-rich countries and emerging countries, and through further development of the foundation of production, purchasing, and sales structures, promote corporate activities that are rooted in the local regions.

With respect to quality, by implementing "jikotei kanketsu (the concept of defect-free process completion to ensure that no defective product leaves any production process)", we will strive to maintain and enhance quality at the world's highest level and raise cost competitiveness to support high-quality and sustainable growth. Further, based on the belief that the development of human resources is fundamental to corporate competitiveness, Toyota is engaged in the training of highly-creative personnel that will pass on Toyota's manufacturing technologies, skills and values to the next generation. Medium- to long-term challenges include achieving sustainability in 3 areas--"Technology", "Manufacturing" and "Social Contribution".

First, with respect to "Technology", we will make even greater efforts on development of cutting-edge technologies and commercialization related to the environment, energy and safety. Specifically, we are working towards the practical use of plug-in hybrid vehicles that can be charged from household power supplies and focusing on developing diesel engines by strengthening our alliance with Isuzu Motors Limited. We are also focusing more on the development of next-generation batteries that can be used in a variety of ways, the use of biofuel as an alternative fuel source, and the development of fuel cell vehicles. In non-automotive fields, Toyota plans to further contribute to society and the earth through technological innovations, including the development of partner robots designed to function as personal assistants.

Second, with regard to "Manufacturing", we are reinforcing our "sustainable plant initiatives" which include the installation of innovative production lines that can achieve dramatic increase in productivity and energy savings by using renewable natural energy sources such as solar or wind power.

Finally, in the concept of our "Social Contribution", we are undertaking social contribution activities from a global perspective in 4 fields--environment, traffic safety, human resources development and arts/culture and achieving a harmonious society--to create a prosperous society and achieve sustainable social development, with the goal of being a good corporate citizen.

By addressing these agenda, Toyota is working to enhance its corporate value as a company with energy and dignity and maintain growth in harmony with society rooted in "manufacturing" over the 21st century. Toyota fulfills its social responsibilities by carrying out its Corporate Social Responsibility (CSR) through philanthropic activities undertaken through corporate ethics including full compliance with applicable laws and regulations.

In FY2008, we celebrated its 70th anniversary, thanks to the support and patronage of its shareholders, customers and other persons concerned. On this memorable occasion, we established "Global Vision 2020," a depiction of the future that we will strive to achieve: a future where we are the "No. 1 company in town," a company loved and regarded with pride locally in all our locations worldwide through continuous growth, hand in hand with each local community. To realize this vision, we will once again look back at where we started, forge solid footing, and build the foundation for new growth. We sincerely hope that our shareholders will continue to extend their patronage and support to us.

(5) Policy on Distribution of Surplus by Resolution of the Board of Directors

TMC deems the benefit of its shareholders as one of its priority management policies and continuously strives to increase per-share earnings, through aggressively promoting its business while improving and strengthening its corporate foundations. With respect to the payment of dividends, TMC aims to achieve a consolidated dividend payout ratio of 30% at an early stage, as well as to strive for continuous growth of dividend per share, while giving due consideration to factors such as business results for each term and new investment plans. Furthermore, TMC repurchases its own shares to improve capital efficiency and to respond appropriately to changes in the business environment.

As TMC anticipates the continued growth of worldwide automotive markets, TMC will utilize its internal funds to invest in improvement of product performance and development of next-generation technologies to achieve future growth, to develop production and sales networks in both domestic and overseas markets for further expansion of its global business and to expand into new business areas, while securing a solid management foundation.

TMC pays dividends twice a year -- an interim dividend and a year-end dividend -- and in order to secure an opportunity to directly seek shareholders' opinions, TMC will treat payments of year-end dividends as a matter to be resolved at the FY2008 Ordinary General Shareholders' Meeting, even though TMC's articles of incorporation stipulate that retained earnings can be distributed as dividends pursuant to the resolution of the board of directors. Similarly, TMC will treat repurchase of its own shares as a matter to be resolved at the same meeting.


                               [GRAPHIC OMITTED]

(6) Main Business

----------------------------------------------------------------------
         Business                        Main products
----------------------------------------------------------------------
                           LS, LS600h, GS, GS450h, ES, IS, IS F,
                           SC, LX, GX, RX, RX400h Century, Crown,
                           Mark X, Avalon, Camry, Camry Hybrid,
                           Comfort, Premio, Allion, Avensis, Prius,
            Passenger      Corolla, Belta, Vios, Solara, Scion tC,
            vehicles       BLADE, Matrix, Auris, Raum, Ractis, bB,
                           Porte, ist, Vitz, Passo, Aygo, Mark X
                           Zio, Succeed wagon, Probox Wagon,
 Automotive                Estima, Estima Hybrid, Sienna, Isis,
 Operations                Ipsum, Innova, WISH, SIENTA, AVANZA,
                           Alphard, Alphard Hybrid, Hiace wagon,
                           Noah, Voxy, Land Cruiser wagon, Sequoia,
                           Hilux Surf, Harrier, Harrier Hybrid,
                           Highlander, Highlander Hybrid, Fortuner,
                           FJ Cruiser, Vanguard, RAV4, Rush,
                           Volkswagen vehicles, etc.
            ----------------------------------------------------------
                           Succeed Van, Probox Van, Hiace, Regius
            Trucks and     Ace Van, Quick Delivery, Townace,
            buses          Liteace, Tundra, Tacoma, Hilux, Dyna,
                           Toyoace, Land Cruiser, Coaster, etc.
            ----------------------------------------------------------
            Parts &        Various units and parts for overseas
            components     production
            for overseas
            production
            ----------------------------------------------------------
            Parts          Various maintenance parts for both
                           domestic and overseas use
----------------------------------------------------------------------
 Financial Services        Auto sales financing, leasing, etc.
 Operations
----------------------------------------------------------------------
                           Espacio GX, Espacio Mezzo, Espacio EF
                           Urban Wind, Espacio EF3, Espacio EF,
 Other                     Since Aventino, Since AIII, Since
 Operations   Housing      Vietrois, Since AII, Since Raison, Since
                           Cada, Since Smart Stage mew, Since piana, Vie a,
                           Crest, T-fine, M&f, NS, DS, ZELK, Season Stage, T
                           Stage, etc.
----------------------------------------------------------------------
* Hino brand products (trucks and buses) and Daihatsu brand products (mini-vehicles and passenger vehicles) are not included in the above table.

(7) Main Sites

   [Toyota]

   -------------------------------------------------------------------
                 Name                           Location
   -------------------------------------------------------------------

    Head Office                     Aichi Prefecture
    Tokyo Head Office               Tokyo
    Nagoya Office                   Aichi Prefecture
    Honsha Plant                    Aichi Prefecture
    Motomachi Plant                 Aichi Prefecture
    Kamigo Plant                    Aichi Prefecture
    Takaoka Plant                   Aichi Prefecture
    Miyoshi Plant                   Aichi Prefecture
    Tsutsumi Plant                  Aichi Prefecture
    Myochi Plant                    Aichi Prefecture
    Shimoyama Plant                 Aichi Prefecture
    Kinu-ura Plant                  Aichi Prefecture
    Tahara Plant                    Aichi Prefecture
    Teiho Plant                     Aichi Prefecture
    Hirose Plant                    Aichi Prefecture
    Higashi-Fuji Technical Center   Shizuoka Prefecture
   -------------------------------------------------------------------


   [Domestic and overseas subsidiaries]
   Please see section "(9) Status of Principal Subsidiaries."

(8) Employees

   -------------------------------------------------------------------
         Number of employees           Change from end of FY2007
   -------------------------------------------------------------------
               316,121                          +16,727
   -------------------------------------------------------------------

(9) Status of Principal Subsidiaries

--------------------------------------------------------------------------------
                                                    Percentage
                                        Capital/    ownership
        Company name       Location   subscription  interest    Main business
--------------------------------------------------------------------------------
Japan
                                       million yen
     Toyota Financial    Aichi              78,525     100.00   Management of
     Services            Prefecture                             domestic and
     Corporation                                                overseas
                                                                financial
                                                                companies,etc.
     Hino Motors, Ltd.   Tokyo              72,717      50.21*  Manufacture and
                                                                sales of
                                                                automobiles
     Toyota Motor        Fukuoka            45,000     100.00   Manufacture and
     Kyushu, Inc.        Prefecture                             sales of
                                                                automobiles
     Daihatsu Motor      Osaka              28,404      51.36*  Manufacture and
     Co., Ltd.           Prefecture                             sales of
                                                                automobiles
     Toyota Finance      Tokyo              16,500     100.00*  Finance of
     Corporation                                                automobile
                                                                sales, card
                                                                business
     Toyota Auto Body    Aichi              10,371      56.28*  Manufacture and
     Co., Ltd.           Prefecture                             sales of
                                                                automobile
                                                                bodies
     Kanto Auto Works,   Kanagawa            6,850      50.47*  Manufacture and
     Ltd.                Prefecture                             sales of
                                                                automobile
                                                                bodies
--------------------------------------------------------------------------------
North America
                                      in thousands
     Toyota Motor        U.S.A.      USD 1,958,949     100.00*  Management of
     Engineering &                                              manufacturing
     Manufacturing                                              companies in
     North America, Inc.                                        North America

     Toyota Motor        U.S.A.      USD 1,180,000     100.00*  Manufacture and
     Manufacturing,                                             sales of
     Kentucky, Inc.                                             automobiles

     Toyota Motor        U.S.A.      USD 1,005,400     100.00*  Government,
     North America,                                             public affairs
     Inc.                                                       and research of
                                                                North America
     Toyota Motor        U.S.A.        USD 915,000     100.00*  Finance of
     Credit Corporation                                         automobile sales

     Toyota Motor        U.S.A.        USD 620,000     100.00*  Manufacture and
     Manufacturing,                                             sales of
     Indiana, Inc.                                              automobiles

     Toyota Motor        U.S.A.        USD 510,000     100.00*  Manufacture and
     Manufacturing,                                             sales of
     Texas, Inc.                                                automobiles

     Toyota Motor        U.S.A.        USD 365,000     100.00*  Sales of
     Sales, U.S.A.,                                             automobiles
     Inc.

     Toyota Motor        Canada        CAD 680,000     100.00   Manufacture and
     Manufacturing                                              sales of
     Canada Inc.                                                automobiles

     Toyota Credit       Canada         CAD 60,000     100.00*  Finance of
     Canada Inc.                                                automobile sales
--------------------------------------------------------------------------------
Europe
                                      in thousands
     Toyota Motor        Belgium     EUR 2,524,346     100.00   Management of
     Europe NV/SA                                               all European
                                                                affiliates
     Toyota Motor        France        EUR 380,078     100.00*  Manufacture and
     Manufacturing                                              sales of
     France S.A.S.                                              automobiles

     Toyota Motor        Italy          EUR 38,958     100.00*  Sales of
     Italia S.p.A.                                              automobiles

     Toyota Kreditbank   Germany        EUR 30,000     100.00*  Finance of
     GmbH                                                       automobile sales

     Toyota Espana,      Spain          EUR 10,907     100.00*  Sales of
     S.L.                                                       automobiles

     Toyota              Germany         EUR 5,726     100.00*  Sales of
     Deutschland GmbH                                           automobiles

     Toyota France S.A.  France          EUR 2,123     100.00*  Sales of
                                                                automobiles

     Toyota Motor        Netherlands       EUR 908     100.00*  Loans to
     Finance                                                    overseas Toyota
     (Netherlands) B.V.                                         related
                                                                companies
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                    Percentage
                                        Capital/    ownership
        Company name       Location   subscription  interest    Main business
--------------------------------------------------------------------------------
Europe
                                      in thousands
     Toyota Motor        U.K.          GBP 300,000     100.00*  Manufacture and
     Manufacturing                                              sales of
     (UK) Ltd.                                                  automobiles

     Toyota (GB) PLC     U.K.            GBP 2,600     100.00*  Sales of
                                                                automobiles

     OOO "TOYOTA MOTOR"  Russia         RUB 29,369     100.00*  Sales of
                                                                automobiles
     Toyota Motor        Turkey        TRY 150,165      90.00*  Manufacture and
     Manufacturing                                              sales of
     Turkey Inc.                                                automobiles
--------------------------------------------------------------------------------
Asia
                                      in thousands
     P.T. Toyota Motor   Indonesia  IDR 19,523,503      95.00   Manufacture and
     Manufacturing                                              sales of
     Indonesia                                                  automobiles

     Toyota Motor Asia   Singapore       SGD 6,000     100.00   Sales of
     Pacific Pte Ltd.                                           automobiles

     Toyota Motor        Thailand    THB 7,520,000      86.43   Manufacture and
     Thailand Co., Ltd.                                         sales of
                                                                automobiles
     Toyota Leasing      Thailand    THB 6,000,000      79.17*  Finance of
     (Thailand) Co.,                                            automobile
     Ltd.                                                       sales

     Toyota Motor Asia   Thailand    THB 1,300,000     100.00*  Production
     Pacific                                                    support for
     Engineering and                                            entities in
     Manufacturing                                              Asia and
     Co., Ltd.                                                  Oceania
--------------------------------------------------------------------------------
Other
                                      in thousands
     Toyota Motor        Australia     AUD 481,100     100.00   Manufacture and
     Corporation                                                sales of
     Australia Ltd.                                             automobiles

     Toyota Finance      Australia     AUD 120,000     100.00*  Finance of
     Australia Ltd.                                             automobile sales

     Toyota do Brasil    Brazil        BRL 709,980     100.00   Manufacture and
     Ltda.                                                      sales of
                                                                automobiles
     Toyota South        South Africa       ZAR 50     100.00*  Manufacture and
     Africa Motors                                              sales of
     (Pty) Ltd.                                                 automobiles
--------------------------------------------------------------------------------
Notes:

1. * Indicates that the ownership interest includes such ratio of the subsidiaries.

2. The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.

3. On April 1, 2007, Toyota Technical Center Asia Pacific (Thailand), Co., Ltd. merged with Toyota Motor Asia Pacific Co., Ltd. (Thailand), and changed its name to Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.

2.   Status of Shares

(1)  Total Number of Shares Authorized                     10,000,000,000 shares

(2)  Total Number of Shares Issued                          3,447,997,492 shares

(3)  Number of Shareholders                                              522,135

(4) Shareholders Holding One Tenth or More of the Total Number of Shares Issued (excluding treasury stock)

     Not applicable; therefore, the list of top 10 shareholders of Toyota is disclosed below.

--------------------------------------------------------------------------------
                                   Investment in the Company by the Shareholders
                                 -----------------------------------------------
                                       Number of shares     Ownership Interest
       Name of Shareholders               (1,000 shares)                   (%)
--------------------------------------------------------------------------------
The Master Trust Bank of Japan, Ltd.             217,049                  6.89
--------------------------------------------------------------------------------
Japan Trustee Services Bank, Ltd.                216,780                  6.88
--------------------------------------------------------------------------------
Toyota Industries Corporation                    200,195                  6.36
--------------------------------------------------------------------------------
Nippon Life Insurance Company                    131,653                  4.18
--------------------------------------------------------------------------------
Hero and Company                                 121,480                  3.86
--------------------------------------------------------------------------------
Trust & Custody Services Bank, Ltd.              105,072                  3.34
--------------------------------------------------------------------------------
State Street Bank and Trust Company               97,459                  3.09
--------------------------------------------------------------------------------
Tokio Marine & Nichido Fire                       83,821                  2.66
Insurance Co., Ltd.
--------------------------------------------------------------------------------
Mitsui Sumitomo Insurance Company,                65,166                  2.07
Limited
--------------------------------------------------------------------------------
DENSO Corporation                                 58,678                  1.86
--------------------------------------------------------------------------------
Notes:
1. Hero and Company is the nominee of the Bank of New York, which is the Depositary for holders of the Corporation's American Depositary Receipts
   (ADRs).
2. Percentage of equity participation is calculated excluding treasury stock (298,717,000 shares).


(5) Other Significant Matters Pertaining to Shares

    As a result of cancellation of TMC's own shares on March 31, 2008, the total number of shares issued decreased by 162,000,000 shares.

    TMC, meanwhile, repurchased 49,364,000 own shares and disposed of 792,000 shares of treasury stock by transferring treasury stock upon exercise of Stock Acquisition Rights during FY2008.

3. Status of Stock Acquisition Rights, Etc.

(1) Status of Stock Acquisition Rights as of the End of FY2008
    1) Number of Stock Acquisition Rights issued:
        102,357

    2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

       10,235,700 shares of common stock of TMC (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is
       100).

    3) Stock Acquisition Rights held by TMC's Directors and Corporate Auditors

    ----------------------------------------------------------------------------
                  Series         Expiration    Number of Stock     Number of
             (Exercise price)       Date       Acquisition Rights   holders
    ----------------------------------------------------------------------------
    Directors
              2nd (3,116 yen)   July 31, 2009             1,443         18
    ----------------------------------------------------------------------------
              3rd (4,541 yen)   July 31, 2010             1,818         15
    ----------------------------------------------------------------------------
              4th (4,377 yen)   July 31, 2011             3,897         26
    ----------------------------------------------------------------------------
              5th (6,140 yen)   July 31, 2014             9,100         29
    ----------------------------------------------------------------------------
              6th (7,278 yen)   July 31, 2015             9,900         29
    ----------------------------------------------------------------------------
    Corporate
    Auditors
              2nd (3,116 yen)   July 31, 2009                43          1
    ----------------------------------------------------------------------------
              3rd (4,541 yen)   July 31, 2010               100          1
    ----------------------------------------------------------------------------
              4th (4,377 yen)   July 31, 2011               100          1
    ----------------------------------------------------------------------------
    Notes:

    1. There are no Stock Acquisition Rights exercisable by Directors who retired during the period between the day after the FY2007 Ordinary General Shareholders' Meeting and the end of FY2008.

    2. The Stock Acquisition Rights held by Corporate Auditors in the above table have been acquired prior to their assumption of office and are exercisable by Corporate Auditors.

(2) Status of Stock Acquisition Rights Issued during FY2008

     1)   Number of Stock Acquisition Rights issued:
            32,640

     2) Type and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights

          3,264,000 shares of common stock of TMC (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is
          100).

     3)   Issue price of Stock Acquisition Rights
          Stock Acquisition Rights shall be issued without consideration.

     4)   Amount to be paid upon exercise of Stock Acquisition Rights
             7,278.00 yen

     5)   Conditions of exercise of Stock Acquisition Rights

          (i) The exercise period of the Stock Acquisition Rights is from August 1, 2009 to July 31, 2015.

          (ii) Stock Acquisition Right may not be partially exercised.

          (iii) The grantees of the Stock Acquisition Rights must, at the time of the closing of the Ordinary General Shareholders' Meeting to be held for the last fiscal year ending within two (2) years after the closing of the FY2007 Ordinary General Shareholders' Meeting, be a Director, Managing Officer, employee, etc. of TMC or its affiliates to which the grantee belongs at the time such rights are granted.

          (iv) The grantee of the Stock Acquisition Rights may exercise his or her Stock Acquisition Rights for up to two (2) years after the grantee loses his or her position as a Director, Managing Officer or an employee, etc. of TMC or its affiliates to which the grantee belongs at the time of such rights are granted. However, if the grantee loses such position due to retirement of office or resignation for personal reasons, or removal from office or dismissal, the Stock Acquisition Rights will expire immediately.

          (v)  Stock Acquisition Rights may not be inherited.

          (vi) Other exercise conditions shall be provided for in "Agreement for the Grant of Options to acquire common shares of Toyota Motor Corporation" between TMC and the grantees of the Stock Acquisition Rights.

     6) Events and conditions of acquisition of Stock Acquisition Rights by TMC

          Stock Acquisition Rights may be acquired by TMC without consideration, on a date that shall be provided by the Board of Directors, if the Ordinary General Shareholders' Meeting approves a proposal on a merger agreement in which TMC will be dissolved, or a proposal on a share exchange agreement or a share transfer by which TMC will become a wholly-owned subsidiary of another company.

     7)   Details of Preferential Conditions
          TMC issued Stock Acquisition Rights without consideration to Directors, Managing Officers and employees, etc., of TMC and its affiliates.

     8) Breakdown of Stock Acquisition Rights granted to Managing Officers, engineers and employees of TMC, Officers and employees of TMC's subsidiaries, and employees of TMC's affiliates

     ---------------------------------------------------------------------------
                                    Type and number of
                    Number of     shares to be issued or
                      Stock        transferred upon the        Total number of
                    Acquisition     exercise of Stock         persons in which
                      Rights        Acquisition Rights        Stock Acquisition
                                      (common stock)         Rigths were granted
     ---------------------------------------------------------------------------
       Managing          9,400          940,000 shares                      47
       Officers
       of TMC
     ---------------------------------------------------------------------------
       Engineers           400           40,000 shares                       4
       of TMC
     ---------------------------------------------------------------------------
       Employees         9,790          979,000 shares                     443
       of TMC
     ---------------------------------------------------------------------------
       Officers          2,770          277,000 shares                      81
       and
       employees
       of TMC's
       subsidiaries
     ---------------------------------------------------------------------------
       Employees            80            8,000 shares                       4
       of TMC's
       affiliates
     ---------------------------------------------------------------------------

4. Status of Directors and Corporate Auditors
(1) Directors and Corporate Auditors

-----------------------------------------------------------------------------------------------------------------------
        Name                Position            Main areas of responsibility            Other executive duties
-----------------------------------------------------------------------------------------------------------------------
 Fujio Cho            *Chairman of the                                           - Director of Toyota Motor Sales,
                      Board                                                        U.S.A., Inc.
                                                                                 - Corporate Auditor of DENSO
                                                                                   CORPORATION
                                                                                 - Director of Central Japan Railway
                                                                                   Company
                                                                                 - Director of Toyota Motor Europe
                                                                                   NV/SA
                                                                                 - Director of Toyota Motor North
                                                                                   America, Inc.
                                                                                 - Chairman of Japan Automobile
                                                                                   Manufacturers Association, Inc.
                                                                                 - Director of Sony Corporation
-----------------------------------------------------------------------------------------------------------------------
 Katsuhiro Nakagawa   *Vice Chairman of                                          - Director of Toyota Motor Sales,
                      the Board                                                    U.S.A., Inc.
                                                                                 - Director of Toyota Motor Europe
                                                                                   NV/SA
                                                                                 - Director of Toyota Motor North
                                                                                   America, Inc.
                                                                                 - Corporate Auditor of Shochiku
                                                                                   Co., Ltd.
                                                                                 - Corporate Auditor of Aichi Steel
                                                                                   Corporation
-----------------------------------------------------------------------------------------------------------------------
 Katsuaki Watanabe    *President, Member                                         - Director of Mitsubishi UFJ
                      of the Board                                                 Securities Co., Ltd.
                                                                                 - Corporate Auditor of KDDI
                                                                                   CORPORATION
                                                                                 - Corporate Auditor of Toyota
                                                                                   Financial Services Corporation
                                                                                 - Director of Toyota Motor Sales,
                                                                                   U.S.A., Inc.
                                                                                 - Director of Toyota Motor Europe
                                                                                   NV/SA
                                                                                 - Director of Toyota Motor North
                                                                                   America, Inc.
                                                                                 - Corporate Auditor of Toyota
                                                                                   Industries Corporation
                                                                                 - Director of Toyota Motor
                                                                                   Engineering & Manufacturing North
                                                                                   America, Inc.
-----------------------------------------------------------------------------------------------------------------------
 Tokuichi Uranishi    *Executive Vice        - Global Planning Operations        - Chairman of Toyota Motor Europe
                      President, Member of   - Overseas (Americas, Europe &        NV/SA
                      the Board                Africa, China, Asia, Oceania &    - Director of Toyota Financial
                                               Middle East)                        Services Corporation
                                                                                 - Director of Toyota Motor Sales,
                                                                                   U.S.A., Inc.
                                                                                 - Chairman of Toyota Motor North
                                                                                   America, Inc.
                                                                                 - Director of Toyota Motor Asia
                                                                                   Pacific Pte Ltd.
                                                                                 - Director of Toyota Motor Asia
                                                                                   Pacific Engineering and
                                                                                   Manufacturing Co., Ltd.
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
        Name                Position            Main areas of responsibility            Other executive duties
-----------------------------------------------------------------------------------------------------------------------
 Kazuo Okamoto        *Executive Vice        - Research & Development (R & D     - Director of Toyota Boshoku
                      President, Member of     Management, Technical               Corporation
                      the Board                Administration, Design, Product   - Corporate Auditor of Toyoda Gosei
                                               Development, Vehicle                Co., Ltd.
                                               Engineering, Motor Sports)        - Director of Toyota Motor Europe
                                             - Technical Administration Group      NV/SA
                                               (Chief Officer)                   - Director of Toyota Motor
                                             - Design Group (Chief Officer)        Engineering & Manufacturing North
                                             - Vehicle Engineering Group           America, Inc.
                                               (Chief Officer)
                                             - Motor Sports Div.
-----------------------------------------------------------------------------------------------------------------------
 Kyoji Sasazu         *Executive Vice        - Business Development              - Corporate Auditor of JTEKT
                      President, Member of   - Purchasing                          Corporation
                      the Board              - Housing
-----------------------------------------------------------------------------------------------------------------------
 Mitsuo Kinoshita     *Executive Vice        - Corporate Planning, Research      - Director of Toyota Financial
                      President, Member of   - Government & Public Affairs         Services Corporation
                      the Board              - General Affairs (Global Audit,    - Corporate Auditor of Aichi Steel
                                               General Administration & Human      Corporation
                                               Resources, Finance &              - Director of Toyota Motor Sales,
                                               Accounting, Information Systems)    U.S.A., Inc.
                                             - CSR & Environmental Affairs       - Director of Toyota Motor
                                             - Information System Group (Chief     Engineering & Manufacturing North
                                               Officer)                            America, Inc.
                                             - Global Audit Dept.                - Director of Toyota Motor Europe
                                                                                   NV/SA
                                                                                 o Director of New United Motor
                                                                                   Manufacturing, Inc.
                                                                                 - Director of Aioi Insurance Co.,
                                                                                   Ltd.
-----------------------------------------------------------------------------------------------------------------------
 Takeshi Uchiyamada   *Executive Vice        - Production                        - Director of Toyota Motor
                      President, Member of   - TQM                                 Engineering & Manufacturing North
                      the Board                                                    America, Inc.
                                                                                 - Chairman of Toyota Motor
                                                                                   Technical Center (China) Co.,Ltd.
                                                                                 - Director of Toyota Motor Europe
                                                                                   NV/SA
                                                                                 - Director of JTEKT Corporation
-----------------------------------------------------------------------------------------------------------------------
 Masatami Takimoto    *Executive Vice        - Quality
                      President, Member of   - Research & Development (Power
                      the Board                Train, Future Project)
                                             - Fuel Cell System Development
                                             - Fuel Cell System Development
                                               Group (Chief Officer)
                                             - Future Project Div.
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
        Name                Position            Main areas of responsibility            Other executive duties
-----------------------------------------------------------------------------------------------------------------------
 Akio                 *Executive Vice        - Product Management                o Director of New United Motor
 Toyoda               President, Member of   - IT & ITS                            Manufacturing, Inc.
                      the Board              - Global Planning Operations        - Director of Toyota Financial
                                             - Japan Sales                         Services Corporation
                                             - Customer Service                  - Chairman of Digital Media Asia
                                             - Quality                             Pacific Ltd.
                                             - IT & ITS Group (Chief Officer)    - Corporate Auditor of SHIROKI
                                             - e-TOYOTA Div.                       CORPORATION
                                                                                 - Director of Toyota Motor Europe
                                                                                   NV/SA
                                                                                 - Corporate Auditor of Toyota
                                                                                   Boshoku Corporation
                                                                                 - Director of Toyota Motor North
                                                                                   America, Inc.
                                                                                 - Director of Toyota Motor Sales,
                                                                                   U.S.A., Inc.
                                                                                 - Director of Toyota Motor Asia
                                                                                   Pacific Pte Ltd.
-----------------------------------------------------------------------------------------------------------------------
 Yukitoshi Funo       Senior Managing        - The Americas Operations Group     - Vice President of Calty Design
                      Director, Member of      (Chief Officer)                     Research, Inc.
                      the Board              - Chairman of Toyota Motor Sales,   - Director of Toyota Motor
                                               U.S.A., Inc.                        Engineering & Manufacturing North
                                                                                   America, Inc.
                                                                                 - Director of Toyota Motor Credit
                                                                                   Corporation
                                                                                 - President of Toyota Logistics
                                                                                   Services, Inc.
                                                                                 - President of Toyota Motor
                                                                                   Personnel Services, U.S.A., Inc.
                                                                                 - Director of Toyota Motor North
                                                                                   America, Inc.
-----------------------------------------------------------------------------------------------------------------------
 Takeshi Suzuki       Senior Managing        - Business Development Group        - Director of Toyota Financial
                      Director, Member of      (Chief Officer)                     Services Corporation
                      the Board              - Accounting Group (Chief Officer)  - Corporate Auditor of Toyota Motor
                                                                                   Kyushu, Inc.
                                                                                 - Corporate Auditor of HAMAMATSU
                                                                                   PHOTONICS K.K.
                                                                                 - Director of Toyota Motor Credit
                                                                                   Corporation
                                                                                 - Corporate Auditor of P.T. Toyota
                                                                                   Motor Manufacturing Indonesia
-----------------------------------------------------------------------------------------------------------------------
 Atsushi Niimi        Senior Managing        - Purchasing Group (Chief Officer)  - Director of Toyota Motor
                      Director, Member of                                          Engineering & Manufacturing North
                      the Board                                                    America, Inc.
                                                                                 - Corporate Auditor of KYOWA
                                                                                   LEATHER CLOTH CO., LTD.
-----------------------------------------------------------------------------------------------------------------------
 Hiroshi Takada       Senior Managing        - Global Planning Operations
                      Director, Member of      Group (Chief Officer)
                      the Board              - Product Management Div.
-----------------------------------------------------------------------------------------------------------------------
 Teiji Tachibana      Senior Managing        - Government & Public Affairs       - Chairman and Representative
                      Director, Member of      Group (Chief Officer)               Director of Toyota Housing
                      the Board              - Housing Group (Chief Officer)       Corporation
                                                                                 - Director of MISAWA HOMES CO., LTD.
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        Name                Position            Main areas of responsibility            Other executive duties
-----------------------------------------------------------------------------------------------------------------------
 Shinichi Sasaki      Senior Managing        - Quality Group (Chief Officer)
                      Director, Member of
                      the Board
-----------------------------------------------------------------------------------------------------------------------
 Akira Okabe          Senior Managing        - Asia, Oceania & Middle East       - Chairman of Toyota Motor Asia
                      Director, Member of      Operations Group (Chief Officer)    Pacific Pte Ltd.
                      the Board                                                  - Director of Toyota Motor Asia
                                                                                   Pacific Engineering and
                                                                                   Manufacturing Co., Ltd.
-----------------------------------------------------------------------------------------------------------------------
 Yoichiro Ichimaru    Senior Managing        - Japan Sales Operations Group
                      Director, Member of      (Chief Officer)
                      the Board
-----------------------------------------------------------------------------------------------------------------------
 Shoji Ikawa          Senior Managing        - Fuel Cell System Development
                      Director, Member of      Group (Deputy Chief Officer)
                      the Board              - Production Engineering Group
                                              (Chief Officer)
-----------------------------------------------------------------------------------------------------------------------
 Koichi Ina           Senior Managing        - Strategic Production Planning     - Director of Toyota Motor Kyushu,
                      Director, Member of      Group (Chief Officer)               Inc.
                      the Board              - Manufacturing Group (Chief        - Corporate Auditor of CHUO SPRING
                                               Officer)                            CO., LTD.
                                             - TQM Promotion Div.                - Chairman of Toyota Motor Asia
                                                                                   Pacific Engineering and
                                                                                   Manufacturing Co., Ltd.
                                                                                 - Chairman of Toyota Motor
                                                                                   Engineering & Manufacturing North
                                                                                   America, Inc.
                                                                                 - Director of Toyota Motor
                                                                                   Manufacturing Canada Inc.
                                                                                 - Director of Toyota Motor Asia
                                                                                   Pacific Pte Ltd.
-----------------------------------------------------------------------------------------------------------------------
 Takeshi Yoshida      Senior Managing        - Product Development Group         - Corporate Auditor of TOKAI RIKA
                      Director, Member of      (Chief Officer)                     CO., LTD.
                      the Board                                                  - Corporate Auditor of Toyota Motor
                                                                                   Kyushu, Inc.
-----------------------------------------------------------------------------------------------------------------------
 Shinzo Kobuki        Senior Managing        - Power Train Development Group     - Director of HAMAMATSU PHOTONICS
                      Director, Member of      (Chief Officer)                     K.K.
                      the Board              - R&D Management Div.
-----------------------------------------------------------------------------------------------------------------------
 Akira Sasaki         Senior Managing        - China Operations Group (Chief     - Vice Chairman of FAW Toyota Motor
                      Director, Member of      Officer)                            Sales Co., Ltd.
                      the Board              - Chairman of Toyota Motor          - Vice Chairman of FAW Toyota
                                               (China) Investment Co., Ltd.        (Changchun) Engine Co., Ltd.
                                                                                 - Chairman of Guangqi Toyota Engine
                                                                                   Co., Ltd.
                                                                                 - Vice Chairman of Guangzhou Toyota
                                                                                   Motor Co., Ltd.
                                                                                 - Vice Chairman of Sichuan FAW
                                                                                   Toyota Motor Co., Ltd.
                                                                                 - Vice Chairman of Tianjin FAW
                                                                                   Toyota Engine Co., Ltd.
                                                                                 - Vice Chairman of Tianjin FAW
                                                                                   Toyota Motor Co., Ltd.
                                                                                 - Chairman of Toyota FAW (Tianjin)
                                                                                   Dies Co., Ltd.
                                                                                 - Vice Chairman of Tong Fang Global
                                                                                   Logistics Co., Ltd
                                                                                 - Vice Chairman of Toyota Motor
                                                                                   Technical Center(China) Co.,Ltd.
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        Name                Position            Main areas of responsibility            Other executive duties
-----------------------------------------------------------------------------------------------------------------------
 Hiroshi Kawakami     Senior Managing        - Customer Service Operations       - President and Representative
                      Director, Member of      Group (Chief Officer)               Director of J-TACS CORPORATION
                      the Board
-----------------------------------------------------------------------------------------------------------------------
 Tadashi Arashima     Senior Managing        - Europe & Africa Operations
                      Director, Member of      Group (Chief Officer)
                      the Board              - President of Toyota Motor
                                               Europe NV/SA
-----------------------------------------------------------------------------------------------------------------------
 Mamoru Furuhashi     Senior Managing        - Government & Public Affairs
                      Director, Member of      Group (Deputy Chief Officer)
                      the Board
-----------------------------------------------------------------------------------------------------------------------
 Satoshi Ozawa        Senior Managing        - General Administration & Human    - President and Representative
                      Director, Member of      Resources Group (Chief Officer)     Director of Toyota Personnel
                      the Board              - Corporate Planning Div.             Support Corporation
                                             - Research Div.                     - President and Representative
                                             - CSR & Environmental Affairs Div.    Director of OJT Solutions Co.,
                                                                                   Ltd.
-----------------------------------------------------------------------------------------------------------------------
 Shoichiro Toyoda     Honorary Chairman,                                         - Director of DENSO CORPORATION
                      Member of the Board                                        - Corporate Auditor of Aisin Seiki
                                                                                   Co., Ltd.
                                                                                 - Director of Toyota Motor Sales,
                                                                                   U.S.A., Inc.
                                                                                 - Representative Director of Toyota
                                                                                   Central Research and Development
                                                                                   Laboratories, Incorporated
                                                                                 - Representative Director of
                                                                                   Genesis Research Institute,
                                                                                   Incorporated
                                                                                 - Chairman and Representative
                                                                                   Director of Towa Real Estate Co.,
                                                                                   Ltd.
                                                                                 - Director of Toyota Motor Europe
                                                                                   NV/SA
                                                                                 - Director of Toyota Motor North
                                                                                   America, Inc.
-----------------------------------------------------------------------------------------------------------------------
 Hiroshi Okuda        Senior Advisor,                                            - Director of Toyota Motor Sales,
                      Member of the Board                                          U.S.A., Inc.
                                                                                 - Director of KDDI CORPORATION
                                                                                 - Director of Toyota Motor Europe
                                                                                   NV/SA
                                                                                 - Director of Toyota Motor North
                                                                                   America, Inc.
                                                                                 - Corporate Auditor of Toyota
                                                                                   Industries Corporation
-----------------------------------------------------------------------------------------------------------------------
 Yoshikazu Amano      Full-time Corporate
                      Auditor
-----------------------------------------------------------------------------------------------------------------------
 Chiaki Yamaguchi     Full-time Corporate                                        - Corporate Auditor of Toyota
                      Auditor                                                      Financial Services Corporation
-----------------------------------------------------------------------------------------------------------------------
 Masaki Nakatsugawa   Full-time Corporate
                      Auditor
-----------------------------------------------------------------------------------------------------------------------
 Yoichi Kaya          Corporate Auditor                                          - Assistant Director of Research
                                                                                   Institute of Innovative
                                                                                   Technology for the Earth
                                                                                 - Outside Corporate Auditor of
                                                                                   NIPPON STEEL CORPORATION
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
        Name                Position            Main areas of responsibility            Other executive duties
-----------------------------------------------------------------------------------------------------------------------
 Yoichi Morishita     Corporate Auditor                                          - Executive Advisor of Matsushita
                                                                                   Electric Industrial Co., Ltd.
                                                                                 - Outside Corporate Auditor of The
                                                                                   Kansai Electric Power Co., Inc.
-----------------------------------------------------------------------------------------------------------------------
 Akishige Okada       Corporate Auditor                                          - Corporation Advisor of Sumitomo
                                                                                   Mitsui Banking Corporation
                                                                                 - Outside Director of Sony
                                                                                   Corporation
                                                                                 - Outside Director of MITSUI & CO.,
                                                                                   LTD.
                                                                                 - Outside Corporate Auditor of
                                                                                   Mitsui Fudosan Co., Ltd.
                                                                                 - Outside Director of DAICEL
                                                                                   CHEMICAL INDUSTRIES, LTD.
-----------------------------------------------------------------------------------------------------------------------
 Kunihiro Matsuo      Corporate Auditor                                          - Attorney
                                                                                 - Outside Corporate Auditor of
                                                                                   ASAHI GLASS CO., LTD.
-----------------------------------------------------------------------------------------------------------------------


Notes:
1.  * Representative Director
2. Mr. Yoichi Kaya, Mr. Yoichi Morishita, Mr. Akishige Okada and Mr. Kunihiro Matsuo, all of whom are Corporate Auditors are Outside Corporate Auditors as provided in Article 2, Item 16 of the Corporation Act.
3.  Mr. James E. Press, Senior Managing Director, retired on September 14, 2007.
4.  The company marked with o operates in the same business category as TMC.
5. The "other executive duties" are listed chronologically, in principle, based on the dates the executives assumed their present positions.
6. On April 1, 2007, Toyota Technical Center Asia Pacific (Thailand), Co., Ltd. merged with Toyota Motor Asia Pacific Co., Ltd. (Thailand), and changed its name to Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.

(2) Total Amount of Compensation to Directors and Corporate Auditors

     ---------------------------------------------------------------------------
       Category            Number of persons          Total Amount of
                                                     compensation (plan)
                                                        (million yen)
     ---------------------------------------------------------------------------
       Directors                   29                      3,538
     ---------------------------------------------------------------------------
       Corporate
       Auditors
        (incl.                      7                        382
        Outside                    (4)                       (94)
       Corporate
       Auditors)
     ---------------------------------------------------------------------------
         Total                     36                      3,920
     ---------------------------------------------------------------------------
     Notes:
     1.   The numbers of persons are as of the end of FY2008.
     2.   The compensation includes the following amounts:
          (1) Executive bonuses (to be decided by the resolution of the FY2008 Ordinary General Shareholders' Meeting to be held on June 24,
               2008)
          (2) Stock options (decided by the resolution of the FY2006 Ordinary General Shareholders' Meeting held on June 23, 2006, and by the resolution of the FY2007 Ordinary General Shareholders' Meeting held on June 22, 2007)
          (3)  Provision for retirement bonus to Corporate Auditors
     3. In accordance with TMC's policy for retirement bonus to Directors, the following amount was recorded in accrued expenses during FY2008.
          The amount equivalent to the payment of the final retirement bonus to Directors due to the abolishment of the retirement bonus system to Directors (based on the resolution approved at the FY2006 Ordinary General Shareholders' Meeting held on June 23, 2006)
                                                               7,404 million yen

(3)  Status of Outside Corporate Auditors

     1)   Major activities for FY2008

     ---------------------------------------------------------------------------
         Name                   Attendance (total attended/total held)
     ---------------------------------------------------------------------------
     Yoichi       Directors' meetings 14/17   Corporate Auditors' meetings 15/17
     Kaya
     ---------------------------------------------------------------------------
     Yoichi       Directors' meetings 17/17   Corporate Auditors' meetings 17/17
     Morishita
     ---------------------------------------------------------------------------
     Akishige     Directors' meetings 14/17   Corporate Auditors' meetings 14/17
     Okada
     ---------------------------------------------------------------------------
     Kunihiro     Directors' meetings 11/13   Corporate Auditors' meetings 11/13
     Matsuo
     ---------------------------------------------------------------------------
     Note: The total numbers of meetings held vary due to the difference in the dates of assumption of office.

     Each Outside Corporate Auditor contributed by giving opinions based on his experience and insight.

     2)   Details of liability limitation agreements

          Agreements between the Outside Corporate Auditors and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Corporation Act, with the liability limited to the amount stipulated in Article 425, Paragraph 1 of the Corporation Act.

5.   Status of Accounting Auditor

(1)  Name of Accounting Auditor

     PricewaterhouseCoopers Aarata

(2)  Compensation to Accounting Auditor for FY2008

     1) Total compensation and other amounts paid by Toyota Motor Corporation ("TMC") for the services provided in Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan

                                                               1,535 million yen

     2) Total amount of cash and other property benefits paid by TMC and its consolidated subsidiaries (together, "Toyota")

                                                               2,308 million yen
     Notes:

     1. The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law.

     2. The amount in 2) above includes compensation for advice and consultation concerning information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan.

     3. Among principal subsidiaries of TMC, Kanto Auto Works, Ltd. and overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata.

(3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor
     It is a policy of TMC that, if it is deemed that the Accounting Auditor will have difficulty in conducting an audit appropriately because of the occurrence of an event stipulated in laws or regulations or an event that interferes with the eligibility or independence of the Accounting Auditor, TMC shall determine whether to dismiss or refrain from reappointing the Accounting Auditor, as needed.

6.   Basic Policy Regarding the System to Secure the Appropriateness of Business

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the "Guiding Principles at Toyota" and the "Toyota Code of Conduct." TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

Accordingly, TMC has developed its basic policy regarding the following items as stipulated in the Corporation Act:

(1) System to ensure that the Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

     1) TMC will ensure that Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Directors.

     2) TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors Meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

     3) TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance, and risk management at the CSR Committee and other meetings. Toyota will also discuss and decide at the meetings of various cross-sectional decision-making bodies policies and systems to monitor and respond to risks relating to organizational function.

(2) System to retain and manage information relating to performance of duties by Directors

     Information relating to exercising duties by Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

(3)  Rules and systems related to the management of risk of loss

     1) TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the "Ringi" system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors Meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

     2) TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

     3) TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing rules or preparing and delivering manuals and by other means, as necessary, in each relevant division.

     4) As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

(4)  System to ensure that Directors exercise their duties efficiently

     1) TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company's policies for each fiscal term.

     2) The Chief Officer, as a liaising officer between the management and operational functions, will direct and supervise Managing Officers based on the management policies and delegate the executive authority over each division to the Managing Officers so that flexible and timely decision making can be achieved.

     3) TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts, and reflect those opinions in TMC's management and corporate activities.

(5) System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

     1) TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

     2) TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks among others, and report the result to the CSR Committee and other committees.

     3) TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its corporate ethics inquiry office and other channels.

(6) System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

     1) TMC will expand the "Guiding Principles at Toyota" and the "Toyota Code of Conduct" to its subsidiaries as Toyota's common charter of conduct, and develop and maintain a sound environment of internal controls for Toyota. TMC will also promote the "Guiding Principles at Toyota" and the "Toyota Code of Conduct" through personal exchange.

     2) TMC will manage its subsidiaries in a comprehensive manner by clarifying the roles of the division responsible for the subsidiaries' financing and management and the roles of the division responsible for the subsidiaries' business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

(7) System concerning employees who assist the Corporate Auditors when required TMC will establish a Corporate Auditors Department and assign a number of full-time staff to support this function.

(8) Independence of the employees described in the preceding item (7) from Directors

     Any changes in personnel in the Corporate Auditors Department will require prior consent of the Board of Corporate Auditors or a full-time Corporate Auditor selected by the Board of Corporate Auditors.

(9) System for Directors and employees to report to Corporate Auditors, and other relative systems

     1) Directors, from time to time, will properly report to the Corporate Auditors any major business operations through the divisions in charge. If any fact that may cause significant damage to the Company is discovered, they will report the matter to the Corporate Auditors immediately.

     2) Directors, Managing Officers, and employees will report to Corporate Auditors on the business upon requests by the Corporate Auditors, periodically and as needed.

(10) Other systems to ensure that the Corporate Auditors conducted audits effectively

     TMC will ensure that the Corporate Auditors attend major Board of Directors Meeting, inspect important Company documents, and make opportunities to exchange information between the Corporate Auditors and Accounting Auditor periodically and as needed, as well as appoint external experts.

Unconsolidated Financial Statements
                          UNCONSOLIDATED BALANCE SHEETS


                                                          (Million yen; amounts less than one million yen are omitted)
------------------------------------------------------------  ------------------------------------------------------------
                                                FY2007                                                       FY2007
                                 FY2008       (Reference)                                     FY2008       (Reference)
                                 (As of         (As of                                        (As of         (As of
                             March 31, 2008) March 31, 2007)                              March 31, 2008)  March 31, 2007)
------------------------------------------------------------  ------------------------------------------------------------
  (Assets)                                                    (Liabilities)
  Current assets                 4,006,044      4,116,670      Current liabilities            2,571,686     2,730,572
    Cash and deposits               59,558        182,855        Trade notes payable              1,216         1,227
    Trade accounts receivable    1,211,134      1,254,098        Trade accounts payable       1,060,961     1,035,441
    Marketable securities        1,063,032      1,011,348        Current portion of bonds       100,000       150,000
    Finished goods                 141,468        126,793        Other payables                 466,544       467,229
    Raw materials                   42,134         46,001        Income taxes payable           180,512       283,960
    Work in process                 92,693         97,592        Accrued expenses               504,426       549,152
    Supplies                         8,967          8,113        Deposits received              245,318       224,038
    Short-term loans               515,159        541,452        Others                          12,706        19,523
    Deferred tax assets            262,688        292,732      Long-term liabilities            561,716       779,993
    Others                         619,807        568,682        Bonds                          250,000       350,000
    Less: allowance for                                          Allowance for
     doubtful accounts             (10,600)       (13,000)        retirement benefits           279,219       283,032
  Fixed assets                   6,429,760      6,544,498        Deferred tax liabilities            --       103,593
   Property, plant and                                           Others                          32,497        43,367
     equipment                   1,463,669      1,358,160      Total liabilities              3,133,403     3,510,565
    Buildings                      418,457        414,044     (Net assets)
    Structures                      49,788         41,316     Shareholders' equity            6,986,746     6,593,724
    Machinery and equipment        370,800        331,032     Common stock                      397,049       397,049
    Vehicle and delivery                                      Capital surplus                   416,970       417,378
     equipment                      26,882         21,092      Capital reserve                  416,970       416,970
    Tools, furniture and                                       Other capital surplus                 --           407
    fixtures                       109,694         92,957     Retained earnings               7,385,407     7,335,143
    Land                           393,312        385,450      Legal reserve                     99,454        99,454
    Construction in                                            Other retained earnings        7,285,952     7,235,689
    progress                        94,732         72,266         Reserve for losses on
   Investments and other                                           overseas investments              71           117
     assets                      4,966,090      5,186,338         Reserve for special
    Investments in                                                 depreciation                   2,453         3,228
    securities                   2,318,707      2,595,932         Reserve for reduction
    Investments in                                                 of acquisition cost            8,497         7,554
     subsidiaries and                                              of fixed assets
     affiliates                  1,979,011      1,974,239         General reserve             6,340,926     5,740,926
    Long-term loans                442,706        473,766         Retained earnings
    Deferred tax assets             45,549            --           carried forward              934,004     1,483,862
    Others                         202,614        164,099      Less: treasury stock          (1,212,681)   (1,555,847)
    Less: allowance for                                       Valuation and translation
     doubtful accounts             (22,500)       (21,700)       adjustments                    311,472       555,708
                                                                Net unrealized gains on
                                                                  other securities              310,604       554,947
                                                                Deferred hedge gains or
                                                                  losses                            867           760
                                                               Stock acquisition rights           4,183         1,171
                                                               Total net assets               7,302,401     7,150,603
------------------------------------------------------------  ------------------------------------------------------------
  Total                         10,435,805     10,661,169      Total                         10,435,805    10,661,169
------------------------------------------------------------  ------------------------------------------------------------

                       UNCONSOLIDATED STATEMENTS OF INCOME


                                                          (Million yen; amounts less than one million yen are omitted)
-----------------------------------------------------------------------------------------------------------------------
                                                                            FY2008                    FY2007
                                                                    (April 1, 2007 through         (Reference)
                                                                        March 31, 2008)       (April 1, 2006 through
                                                                                                 March 31, 2007)
-----------------------------------------------------------------------------------------------------------------------
  Net sales                                                                     12,079,264                11,571,834
  Cost of sales                                                                  9,779,276                 9,233,135
        Gross profit                                                             2,299,987                 2,338,698
  Selling, general and administrative expenses                                   1,191,387                 1,187,776
        Operating income                                                         1,108,600                 1,150,921
  Non-operating income                                                             561,548                   473,937
        Interest income                                                             65,072                    34,045
        Dividend income                                                            375,554                   311,830
        Others                                                                     120,920                   128,061
  Non-operating expenses                                                            89,522                    69,665
        Interest expenses                                                           11,776                    11,159
        Others                                                                      77,745                    58,505
        Ordinary income                                                          1,580,626                 1,555,193
        Income before income taxes                                               1,580,626                 1,555,193
        Income taxes - current                                                     399,300                   474,600
        Income taxes - deferred                                                     43,182                    20,483
        Net income                                                               1,138,144                 1,060,109
-----------------------------------------------------------------------------------------------------------------------

               UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
                                     FY2008
                     (April 1, 2007 through March 31, 2008)

                                                                     (Million yen; amounts less than one million yen are omitted)
---------------------------------------------------------------------------------------------------------------------------------
                                                                     Shareholders' equity
                              ---------------------------------------------------------------------------------------------------
                               Common     Capital surplus                              Retained earnings
                               stock  ----------------------- -------------------------------------------------------------------
                                      Capital  Other   Total   Legal              Other retained earnings               Total
                                      reserve capital capital reserve ------------------------------------------------ retained
                                              surplus surplus         Reserve  Reserve  Reserve    General  Retained   earnings
                                                                        for      for      for      reserve  earnings
                                                                       losses  special reduction            carried
                                                                         on    depre-     of                forward
                                                                      overseas ciation  acqui-
                                                                      invest-           sition
                                                                       ments            cost of
                                                                                         fixed
                                                                                        assets
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
Balance as of March 31,
2007                          397,049 416,970     407 417,378  99,454      117   3,228      7,554 5,740,926 1,483,862 7,335,143
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
Changes during the fiscal
year
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Reversal of reserve for
 losses on overseas
 investments                                                               (46)                                    46
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Appropriation to reserve
 for special depreciation                                                          493                           (493)
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Reversal of reserve for
 special depreciation                                                           (1,269)                         1,269
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Appropriation to reserve
 for reduction of
 acquisition cost of fixed
 assets                                                                                       970                (970)
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Reversal of reserve for
 reduction of acquisition
 cost of fixed assets                                                                         (27)                 27
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Appropriation to general
 reserve                                                                                            600,000  (600,000)
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Dividends paid                                                                                              (430,859) (430,859)
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Net income                                                                                                 1,138,144 1,138,144
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Purchase of common stock
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Reissuance of common stock                     231        231
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Retirement of common stock                    (638)      (638)                                              (657,021) (657,021)
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Net changes of items
 other than shareholders'
 equity
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
Total changes during the
fiscal year                         -       -    (407)   (407)      -      (46)   (775)       943   600,000  (549,858)   50,264
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
Balance as of March 31,
2008                          397,049 416,970       - 416,970  99,454       71   2,453      8,497 6,340,926   934,004 7,385,407
----------------------------- ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------

                                                                   (Million yen; amounts less than one million yen are omitted)
----------------------------------------------------------------------------------------------------------------------------
                                 Shareholders' equity        Valuation and translation adjustments     Stock        Total
                              ---------------------------------------------------------------------- acquisition     net
                               Treasury         Total          Net        Deferred        Total        rights       assets
                                 stock      shareholders'  unrealized   hedge gains   valuation and
                                                equity      gains on     or losses     translation
                                                              other                    adjustments
                                                           securities
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
Balance as of March 31,
2007                           (1,555,847)       6,593,724     554,947           760         555,708        1,171  7,150,603
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
Changes during the fiscal
year
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Reversal of reserve for
 losses on overseas
 investments
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Appropriation to reserve
 for special depreciation
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Reversal of reserve for
 special depreciation
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Appropriation to reserve
 for reduction of
 acquisition cost of fixed
 assets
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Reversal of reserve for
 reduction of acquisition
 cost of fixed assets
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Appropriation to general
 reserve
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Dividends paid                                   (430,859)                                                         (430,859)
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Net income                                      1,138,144                                                         1,138,144
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Purchase of common stock        (317,595)        (317,595)                                                         (317,595)
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Reissuance of common stock         3,101            3,332                                                             3,332
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Retirement of common stock       657,660
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Net changes of items
 other than shareholders'
 equity                                                       (244,343)          107        (244,236)       3,012   (241,224)
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
Total changes during the
fiscal year                       343,166          393,022    (244,343)          107        (244,236)       3,012    151,798
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
Balance as of March 31,
2008                           (1,212,681)       6,986,746     310,604           867         311,472        4,183  7,302,401
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------

                               FY2007 (Reference)
                     (April 1, 2006 through March 31, 2007)

                                                                      (Million yen; amounts less than one million yen are omitted)
----------------------------------------------------------------------------------------------------------------------------------
                                                                      Shareholders' equity
                               ---------------------------------------------------------------------------------------------------
                                Common     Capital surplus                              Retained earnings
                                stock  ----------------------- -------------------------------------------------------------------
                                       Capital  Other   Total   Legal              Other retained earnings               Total
                                       reserve capital capital reserve ------------------------------------------------ retained
                                               surplus surplus         Reserve  Reserve  Reserve    General  Retained   earnings
                                                                         for      for      for      reserve  earnings
                                                                        losses  special reduction            carried
                                                                          on    depre-     of                forward
                                                                       overseas ciation  acqui-
                                                                       invest-           sition
                                                                        ments            cost of
                                                                                          fixed
                                                                                         assets
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
Balance as of March 31,
2006                           397,049 416,970       - 416,970  99,454      197   3,196      6,586 5,340,926 1,164,506 6,614,868
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
Changes during the fiscal
year
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Reversal of reserve for
 losses on overseas
 investments                                                                (79)                                    79
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Appropriation to reserve
 for special depreciation                                                           830                           (830)
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Reversal of reserve for
 special depreciation                                                              (798)                           798
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Appropriation to reserve
 for reduction of
 acquisition cost of fixed
 assets                                                                                        992                (992)
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Reversal of reserve for
 reduction of acquisition
 cost of fixed assets                                                                          (24)                 24
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Appropriation to general
 reserve                                                                                             400,000  (400,000)
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Dividends paid                                                                                               (339,107) (339,107)
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Bonuses to directors and
 corporate auditors                                                                                               (727)     (727)
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Net income                                                                                                  1,060,109 1,060,109
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Purchase of common stock
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Reissuance of common stock                        407     407
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
 Net changes of items
 other than shareholders'
 equity
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
Total changes during the
fiscal year                          -       -     407     407       -      (79)     31        967   400,000   319,355   720,275
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------
Balance as of March 31,
2007                           397,049 416,970     407 417,378  99,454      117   3,228      7,554 5,740,926 1,483,862 7,335,143
------------------------------ ------- ------- ------- ------- ------- -------- ------- ---------- --------- --------- ---------

                                                                (Million yen; amounts less than one million yen are omitted)
----------------------------------------------------------------------------------------------------------------------------
                                 Shareholders' equity        Valuation and translation adjustments     Stock        Total
                              ---------------------------------------------------------------------- acquisition     net
                               Treasury         Total          Net        Deferred        Total        rights       assets
                                 stock      shareholders'  unrealized   hedge gains   valuation and
                                                equity      gains on     or losses     translation
                                                              other                    adjustments
                                                           securities
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
Balance as of March 31,
2006                           (1,260,148)       6,168,740     518,155             -         518,155            -  6,686,895
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
Changes during the fiscal
year
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Reversal of reserve for
 losses on overseas
 investments
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Appropriation to reserve
 for special depreciation
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Reversal of reserve for
 special depreciation
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Appropriation to reserve
 for reduction of
 acquisition cost of fixed
 assets
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Reversal of reserve for
 reduction of acquisition
 cost of fixed assets
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Appropriation to general
 reserve
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Dividends paid                                   (339,107)                                                         (339,107)
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Bonuses to directors and
 corporate auditors                                   (727)                                                             (727)
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Net income                                      1,060,109                                                         1,060,109
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Purchase of common stock        (300,233)        (300,233)                                                         (300,233)
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Reissuance of common stock         4,534            4,942                                                             4,942
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
 Net changes of items
 other than shareholders'
 equity                                                         36,792           760          37,552        1,171     38,724
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
Total changes during the
fiscal year                      (295,698)         424,984      36,792           760          37,552        1,171    463,708
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------
Balance as of March 31,
2007                           (1,555,847)       6,593,724     554,947           760         555,708        1,171  7,150,603
----------------------------- ----------- ---------------- ----------- ------------- --------------- ------------ ----------

                  NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS

*Amounts less than one million yen are in principle omitted.

    [Significant accounting policies]

        1. Standards and methods of valuation of assets

            (1) Standards and methods of valuation of securities
            Equity securities of subsidiaries and affiliates are stated at cost determined using the moving average-method.
            Other securities:
            Other securities with fair value are stated at fair value based on the market prices, etc. at the end of each fiscal year.
            (Differences in valuation are included directly in net assets;
            costs of securities are determined using the moving-average method.) Other securities not practicable to determine their fair value are stated at cost determined using the moving average method.
            (2) Standards and methods of valuation of inventories
            Finished goods, work in progress, and supplies are stated at cost determined generally by the average method.
            Raw materials are stated at the lower of cost or market value, as determined by last-in first-out method.

        2. Depreciation of property, plant and equipment is computed by the declining balance method.

            [Changes in accounting method]

            Effective from FY2008, in accordance with the revisions of the Corporate Income Tax Law, property, plant and equipment acquired on and after April 1, 2007 is depreciated under the depreciation method stipulated in the revised Corporate Income Tax Law.
            This change did not have material impact on profit and loss.

        3.  Standards of accounting for reserves

            (1) Allowance for doubtful accounts:

            To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables.

            (2) Allowance for retirement benefits:

            To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year.

        4. Other significant matters pertaining to the preparation of unconsolidated financial statements

            (1) Consumption taxes, etc. are computed based on the net-of-tax method.
            (2) Effective from FY2008, the consolidated taxation system is applied.

    [Changes in presentation method]

        Unconsolidated balance sheet

            Effective from FY2008, in accordance with the revisions of the "Practical Guidelines for Accounting for Financial Instruments" (Accounting Committee Report No.14, July 4, 2007), negotiable certificates of deposit issued by Japanese domestic entities, which were formerly included in "Cash and deposits," are included in "Marketable securities."

            At March 31, 2007 and 2008, TMC's negotiable certificates of deposit issued by Japanese domestic entities amounted to 220,400 million yen and 82,800 million yen, respectively.

    [Unconsolidated balance sheet]

        1. Assets pledged as collateral and relevant liabilities

--------------------------------------------------------------------------------------------------------------------
            Assets pledged as collateral                                 Relevant liabilities
--------------------------------------------------------------------------------------------------------------------
           Items              Book value as of the                  Items                   Balance as of the end
                               end of the fiscal                                             of the fiscal year
                               year (million yen)                                               (million yen)
--------------------------------------------------------------------------------------------------------------------

 Investments in securities                  11,482   Security deposit for delayed tax                      11,500
                                                     payment for goods imported
 Investments in securities                      19   Security deposit based on the Real                        20
                                                     Estate Transaction Low
--------------------------------------------------------------------------------------------------------------------
           Total                            11,502                  Total                                  11,520
--------------------------------------------------------------------------------------------------------------------

    2. Accumulated depreciation of property, plant and equipment:        3,467,995 million yen

    3. Guarantees
       Guarantees for bank loans of Toyota Motor Manufacturing Turkey Inc.
                                                                            27,147 million yen
       Guarantees for bank loans of Toyota Peugeot Citroen Automobile Czech s.r.o.
                                                                            20,959 million yen

    4. Export bill discounted                                                7,732 million yen

    5. Receivables from and payables to subsidiaries and affiliates
          Short-term receivables                                         1,638,313 million yen
          Long-term receivables                                            356,020 million yen
          Short-term payables                                            1,127,255 million yen

    6. The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan.

   [Unconsolidated statement of Income]

      Transactions with subsidiaries and affiliates
            Net sales                                      8,172,526 million yen
            Purchases                                      5,452,044 million yen
            Non-operating transactions                       545,330 million yen

   [Unconsolidated statement of changes in net assets]

      1. Type and number of treasury stock at the end of FY2008

            Common stock                                      298,717,640 shares

      2. Dividends from surplus

         (1) Cash dividends

 ---------------------------------------------------------------------------------------------------------------------
        Resolutions         Type of shares   Total cash dividends  Dividends        Record date      Effective date
                                                                   per share
 ---------------------------------------------------------------------------------------------------------------------
 Ordinary General
 Shareholders' Meeting       Common stock     223,855 million yen     70 yen      March 31, 2007      June 25, 2007
 held on June 22, 2007
 ---------------------------------------------------------------------------------------------------------------------
 Directors' Meeting held     Common stock     207,004 million yen     65 yen    September 30, 2007  November 26, 2007
 on November 7, 2007
 ---------------------------------------------------------------------------------------------------------------------

         (2) Dividends whose record date falls in FY2008 and whose effective date falls in FY2009

             Dividends on common stock are proposed for resolution at the Ordinary General Shareholders' Meeting to be held on June 24, 2008, as follows:


                  Total cash dividends                      236,195 million yen
                  Dividend per share                                     75 yen
                  Record date                                    March 31, 2008
                  Effective date                                  June 25, 2008

             The dividends shall be paid from retained earnings.

      3. Type and number of shares to be issued or transferred upon the exercise of Stock Acquisition Rights (excluding Stock Acquisition Rights that are not exercisable) at the end of FY2008

            Common stock                                       3,795,700 shares

   [Tax effect accounting]

      Deferred tax assets mainly relate to impairment losses on securities, accrued expenses, and allowance for retirement benefits, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities.

   [Fixed assets used under lease agreements]

      In addition to fixed assets on the unconsolidated balance sheet, certain tools, furniture, and fixtures, etc. are used under finance lease agreements with the title of leased assets remaining with the lessors.

   Related-party transactions:

 ----------------------------------------------------------------------------------------------------------------------
                                                                            Transaction               Balances as of
  Category                                                                    amounts                 the end of the
                   Name          Voting     Description of    Transaction    (million      Account      fiscal year
                               Interests     Relationship                      yen)         name       (million yen)
 ----------------------------------------------------------------------------------------------------------------------
  Subsidiary Toyota Motor      Equity      Sales of TMC       Mainly          3,056,389  Trade               238,948
                                           products           vehicle
                                           Concurrent         sales
             Sales, U.S.A.,    Indirect    posting of         (Note.1)                   accounts
             Inc.              100.00%     directors                           (Note.2)  receivable         (Note.2)
 ----------------------------------------------------------------------------------------------------------------------
  Subsidiary Toyota Motor      Equity      Sales of TMC       Mainly          1,223,557  Trade               105,421
                                           products
                                           Concurrent         vehicle
                               Direct      posting of         sales                      accounts
             Europe NV/SA      100.00%     directors          (Note.1)         (Note.2)  receivable         (Note.2)
 ----------------------------------------------------------------------------------------------------------------------
                               Equity
  Subsidiary Toyota Finance    Indirect    Loans from TMC     Loans             270,347  Loans               269,644
             Corporation       100.00%                       (Note.3)         (Note.3)
 ----------------------------------------------------------------------------------------------------------------------
                                           Purchase of
                               Equity      DENSO
                               Direct      CORPORATION        Mainly                     Trade
  Affiliate  DENSO CORPORATION 24.53%      products           purchase          953,729  accounts            124,314
                               Indirect    Concurrent         of  parts        (Note.2)  payable            (Note.2)
                                0.17%      posting of         (Note.1)
                                           directors
 ----------------------------------------------------------------------------------------------------------------------

Note. 1: Terms of transactions, including price terms, are decided through negotiations with each company.

Note. 2: The transaction amounts and the balances of trade accounts receivable do not include consumption taxes, etc. The balances of trade accounts payable includes consumption taxes, etc.

Note. 3: Loans are decided based on the market interest rate at the time the loan is made. The transaction amount represents average balance during the fiscal year.

   [Per share information]       (Amounts are rounded to the nearest hundredth digit yen)
      Net assets per share                                                   2,317.42 yen
      Net income per share                                                     358.19 yen

                  Independent Auditor's Report (Certified Copy)
                             (English Translation*)

                                                                     May 2, 2008

  To the Board of Directors of
  Toyota Motor Corporation

                                             PricewaterhouseCoopers Aarata

                                               Koji Hatsukawa
                                               Certified Public Accountant
                                               Designated and Engagement Partner

                                               Yasuo Isobe
                                               Certified Public Accountant
                                               Designated and Engagement Partner

                                               Hitoshi Kiuchi
                                               Certified Public Accountant
                                               Designated and Engagement Partner


  We have audited, pursuant to Article 436 (2) 1 of the "Corporation Act" of Japan, the unconsolidated financial statements, which consist of the unconsolidated balance sheet, the unconsolidated statement of income, the unconsolidated statement of changes in net assets and the notes to the unconsolidated financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the "Company") for the 104th fiscal year from April 1, 2007 to March 31, 2008. These unconsolidated financial statements and the supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these unconsolidated financial statements and the supplementary schedules based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the unconsolidated financial statements and the supplementary schedules are free of material misstatement. An audit is performed on a test basis and includes assessing the accounting principles used by management including how they are applied and estimates made by management, as well as examining of the overall presentation of the unconsolidated financial statements and the supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the unconsolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the unconsolidated financial statements and the supplementary schedules in conformity with accounting principles generally accepted in Japan.

  We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.




--------------------------------------------------------------------------------
  *The original audit report is in Japanese. This English translation is for readers' convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Consolidated Financial Statements

                           CONSOLIDATED BALANCE SHEETS

                                                                      (Amounts are rounded to the nearest million yen)
------------------------------------------------------------  --------------------------------------------------------------
                                   FY2008        FY2007                                                          FY2007
                                   (As of      (Reference)                                     FY2008          (Reference)
                                 March 31,       (As of                                        (As of            (As of
                                   2008)     March 31, 2007)                               March 31, 2008)   March 31, 2007)
------------------------------------------------------------  --------------------------------------------------------------
  (Assets)                                                     (Liabilities)
  Current assets                12,086,227     11,880,411      Current liabilities           11,940,742       11,767,170
    Cash and cash equivalents    1,628,547      1,900,379        Short-term borrowings        3,552,721        3,497,391
    Time deposits                  134,773         26,709
    Marketable securities          542,210        435,463        Current portion of           2,675,431        2,368,116
                                                                  long-term debt
    Trade accounts and notes                                     Accounts payable             2,212,773        2,211,586
     receivable, less            2,040,233      2,023,818        Other payables                 806,514          807,481
     allowance for doubtful                                      Accrued expenses             1,606,964        1,668,337
     accounts                                                    Income taxes payable           305,592          421,196
    Finance receivables, net     4,301,142      4,108,139        Other current
    Other receivables              523,533        486,170        liabilities                    780,747          793,063
    Inventories                  1,825,716      1,803,956      Long-term liabilities          7,991,384        8,343,273
    Deferred income taxes          563,220        551,503        Long-term debt               5,981,931        6,263,585
    Prepaid expenses and
     other current assets          526,853        544,274        Accrued pension and
                                                                  severance costs               632,297          640,586
  Noncurrent finance                                             Deferred income taxes        1,099,006        1,312,400
   receivables, net              5,974,756      5,894,925        Other long-term
                                                                 liabilities                    278,150          126,702
  Investments and other          6,585,335      7,035,404      Total liabilities             19,932,126       20,110,443
   assets
    Marketable securities
     and other securities
     investments                 3,429,238      3,829,852      (Minority interest in
    Affiliated companies         2,098,556      2,058,177       consolidated
    Employees receivables           70,776         96,742       subsidiaries)
    Other                          986,765      1,050,633
                                                               Minority interest in
  Property, plant and                                           consolidated subsidiaries       656,667          628,244
   equipment                     7,812,002      7,764,039
    Land                         1,262,034      1,233,137      (Shareholders' equity)
    Buildings                    3,580,607      3,444,764      Common stock                     397,050          397,050
    Machinery and equipment      9,270,650      9,184,751      Additional paid-in capital       497,569          497,593
                                                               Retained earnings             12,408,550       11,764,713
    Vehicle and equipment on
     operating leases            2,922,325      2,890,369      Accumulated other
    Construction in progress       360,620        349,465       comprehensive income           (241,205)         701,390
                                                                (loss)
    Less - Accumulated                                         Treasury stock, at cost       (1,192,437)      (1,524,654)
     depreciation               (9,584,234)    (9,338,447)     Total shareholders' equity    11,869,527       11,836,092
------------------------------------------------------------  --------------------------------------------------------------
                                                               Total liabilities and
  Total assets                  32,458,320     32,574,779       shareholders' equity         32,458,320       32,574,779
------------------------------------------------------------  --------------------------------------------------------------

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                 (Amounts are rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------
                                                                       FY2008                    FY2007
                                                                                              (Reference)
                                                               (April 1, 2007 through    (April 1, 2006 through
                                                                   March 31, 2008)          March 31, 2007)

------------------------------------------------------------------------------------------------------------------
  Net revenues                                                           26,289,240                23,948,091
        Sales of products                                                24,820,510                22,670,097
        Financing operations                                              1,468,730                 1,277,994
  Costs and expenses                                                     24,018,865                21,709,408
        Cost of products sold                                            20,452,338                18,356,255
        Cost of financing operations                                      1,068,015                   872,138
        Selling, general and administrative                               2,498,512                 2,481,015
  Operating income                                                        2,270,375                 2,238,683
  Other income (expense)                                                    166,847                   143,833
        Interest and dividend income                                        165,676                   131,939
        Interest expense                                                    (46,113)                  (49,326)
        Foreign exchange gain, net                                            9,172                    33,005
        Other income, net                                                    38,112                    28,215
  Income before income taxes, minority interest and equity in             2,437,222                 2,382,516
    earnings of affiliated companies
  Provision for income taxes                                                911,495                   898,312
  Income before minority interest and equity in earnings of               1,525,727                 1,484,204
    affiliated companies
  Minority interest in consolidated subsidiaries                            (77,962)                  (49,687)
  Equity in earnings of affiliated companies                                270,114                   209,515
  Net income                                                              1,717,879                 1,644,032
------------------------------------------------------------------------------------------------------------------

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                           FY2008
                                          (April 1, 2007 through March 31, 2008)

                                                                      (Amounts are rounded to the nearest million yen)
------------------------------------- ----------- ----------- ------------- --------------- ------------- -------------
                                        Common    Additional    Retained      Accumulated     Treasury         Total
                                                                                 other                                 '
                                                    paid-in                  comprehensive     stock,      shareholders
                                         stock      capital     earnings     income (loss)     at cost        equity
------------------------------------- ----------- ----------- ------------- --------------- ------------- -------------
Balances at March 31, 2007               397,050     497,593    11,764,713         701,390    (1,524,654)   11,836,092
                                      ----------- ----------- ------------- --------------- ------------- -------------
Issuance during the year                               3,475                                                     3,475
Comprehensive income
  Net income                                                     1,717,879                                   1,717,879
  Other comprehensive income
   Foreign currency translation                                                   (461,189)                   (461,189)
     adjustments
   Unrealized gains on securities,
     net of reclassification
     adjustments                                                                  (347,829)                   (347,829)
   Pension liability adjustments                                                  (133,577)                   (133,577)
  Total comprehensive income                                                                                   775,284
Dividends paid                                                    (430,860)                                   (430,860)
Purchase and reissuance of common                                                               (314,464)     (314,464)
   stock
Retirement of common stock                            (3,499)     (643,182)                      646,681            -
                                      ----------- ----------- ------------- --------------- ------------- -------------
Balances at March 31, 2008               397,050     497,569    12,408,550        (241,205)   (1,192,437)   11,869,527
------------------------------------- ----------- ----------- ------------- --------------- ------------- -------------


                                                     FY2007 (Reference)
                                          (April 1, 2006 through March 31, 2007)
------------------------------------- ----------- ----------- ------------- --------------- ------------- -------------
                                        Common    Additional    Retained      Accumulated     Treasury         Total
                                                                                 other                                 '
                                                    paid-in                  comprehensive     stock,      shareholders
                                         stock      capital     earnings        income         at cost        equity
------------------------------------- ----------- ----------- ------------- --------------- ------------- -------------
Balances at March 31, 2006               397,050     495,250    10,459,788         437,316    (1,228,955)   10,560,449
                                      ----------- ----------- ------------- --------------- ------------- -------------
Issuance during the year                               2,343                                                     2,343
Comprehensive income
  Net income                                                     1,644,032                                   1,644,032
  Other comprehensive income
   Foreign currency translation                                                    130,746                     130,746
     adjustments
   Unrealized gains on securities,
     net of reclassification
     adjustments                                                                    38,800                      38,800
   Minimum pension liability                                                         3,499                       3,499
     adjustments
  Total comprehensive income                                                                                 1,817,077
Adjustment to initially apply                                                       91,029                      91,029
   FAS No.158
Dividends paid                                                    (339,107)                                   (339,107)
Purchase and reissuance of common                                                               (295,699)     (295,699)
   stock
                                      ----------- ----------- ------------- --------------- ------------- -------------
Balances at March 31, 2007               397,050     497,593    11,764,713         701,390    (1,524,654)   11,836,092
------------------------------------- ----------- ----------- ------------- --------------- ------------- -------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Amounts are rounded to the nearest million yen unless otherwise stated.

   [Significant matters pertaining to the preparation of consolidated financial statements]

      1. Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:

          TMC has 530 consolidated subsidiaries and 55 affiliated companies accounted for by the equity method.

      2. Basis of consolidated financial statements:

          Toyota's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), pursuant to the provision of Article 148, Paragraph 1 of the Corporation Accounting Regulations. Also, pursuant to the provision of Article 148, Paragraph 1, certain disclosures and notes to the consolidated financial statements required under U.S. GAAP are omitted. Certain prior year amounts have been reclassified to conform to the presentations for the fiscal year ended March 31, 2008.

      3. Standards and methods of valuation of securities:

          Available-for-sale securities are stated at fair value. The acquisition cost of the securities is determined on the average cost method.

      4. Inventories:

          Inventories are valued at cost, not in excess of market, cost being determined on the "average-cost" basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the "specific identification" basis or "last-in, first-out" basis.

      5. Depreciation of property, plant and equipment:

          Depreciation of property, plant and equipment is mainly computed on the declining-balance method for TMC and Japanese subsidiaries and on the straight-line method for foreign subsidiaries.

      6. Goodwill and amortization of intangible assets:

          Goodwill and intangible assets with an indefinite life are not amortized, but are tested for impairment annually or more frequently if events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. Intangible assets with a definite life are amortized on a straight-line method.

      7. Standards of accounting for reserves:

          Allowance for doubtful accounts and allowance for credit losses:
             Allowance for doubtful accounts and allowance for credit losses are based primarily on the frequency of occurrence and loss severity.

          Accrued pension and severance costs:

             Accrued pension and severance costs are recognized based on the retirement benefit obligations measured by actuarial calculations less fair value of the plan assets.


   [Consolidated Balance Sheet]
      1. Allowance for doubtful accounts                               52,063 million yen
         Allowance for credit losses                                  117,706 million yen

      2. Components of accumulated other comprehensive income
           Foreign currency translation adjustments                 (501,366) million yen
           Unrealized gains on securities                             310,979 million yen
           Pension liability adjustments                             (50,818) million yen

      3. Assets pledged as collateral                                 122,105 million yen

      4. Guarantees                                                 1,460,362 million yen

   [Consolidated Statement of Shareholders' Equity]
      Number of shares issued and outstanding as of March 31, 2008
                                                                     3,447,997,492 shares

   [Per share amounts]           (Amounts are rounded to the nearest hundredth digit yen)
      1. Shareholders' equity per share                                      3,768.97 yen

      2. Net income per share
           Basic                                                               540.65 yen
           Diluted                                                             540.44 yen

                  Independent Auditor's Report (Certified Copy)
                             (English Translation*)


                                                                     May 2, 2008

  To the Board of Directors of
  Toyota Motor Corporation

                                             PricewaterhouseCoopers Aarata

                                               Kouji Hatsukawa
                                               Certified Public Accountant
                                               Designated and Engagement Partner

                                               Yasuo Isobe
                                               Certified Public Accountant
                                               Designated and Engagement Partner

                                               Hitoshi Kiuchi
                                               Certified Public Accountant
                                               Designated and Engagement Partner


  We have audited, pursuant to Article 444 (4) of the "Corporation Act" of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders' equity, and the notes to the consolidated financial statements of Toyota Motor Corporation (hereinafter referred to as the "Company") for the fiscal year from April 1, 2007 to March 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit is performed on a test basis and includes assessing the accounting principles used by management including how they are applied and estimates made by management, as well as examing the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of the corporate group which consist of the Company and its consolidated subsidiaries for the period covered by the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America as permitted by Article 148 (1) of the Corporation Accounting Regulations (refer to Item 2 of the "Significant matters pertaining to the preparation of consolidated financial statements" in the notes to the consolidated financial statements).

  We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.



--------------------------------------------------------------------------------
  * The original audit report is in Japanese. This English translation is for reader's convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

              Board of Corporate Auditors' Report (Certified Copy)


                                  Audit Report

The Board of Corporate Auditors has discussed and prepared this Audit Report based on the audit reports prepared by each of the Corporate Auditors pertaining to the conduct of duties by the Directors of Toyota Motor Corporation during FY2008 extending from April 1, 2007 through March 31, 2008, and reports as follows.

1. Method and content of Audit by the Corporate
   Auditors and the Board of Corporate Auditors

   (1) Auditing method of the Board of Corporate Auditors

       The Board of Corporate Auditors determined the auditing policies and audit plan, received a report from each Corporate Auditor on the audit and its results, and received reports from the Directors and senior executives and Accounting Auditor on the execution of their duties.

   (2) Method and content of Audit by the Corporate Auditors

       1) Based on the audit policies and audit plan adopted by the Board of Corporate Auditors, each Corporate Auditor communicated with the Directors and senior executives and other Corporate Auditors, collected information, developed an auditing environment, attended the Board of Directors' meetings and other important meetings, and received reports from the Directors and senior executives on the execution of their duties. The Corporate Auditors also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Corporate Auditors exchanged opinions and information with the Directors and senior executives and Corporate Auditors of the subsidiaries, and received reports on business from them, as needed.

         2) Concerning the unconsolidated financial statements (unconsolidated balance sheet, unconsolidated statement of income, unconsolidated statement of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders' equity, and notes to the consolidated financial statements), each Corporate Auditor received reports from the Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Corporate Auditors also received notice from the Accounting Auditor confirming that the "systems to ensure the appropriate execution of duties by the Accounting Auditor" (as described in each of the items of Article 159 of the Corporation Accounting Regulations) has been properly developed.

2. Result of Audit

   (1) Audit result concerning the business report and others

       1) The business report and supplementary schedules accurately represent the company's situation as required by laws and regulations and the Articles of Incorporation.

       2) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the performance of duties by the Directors.

       3) Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 the Corporation Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Corporation Act) are appropriate. We have nothing to point out concerning the execution of duties by the Directors with respect to the internal control system.

   (2) Audit results concerning unconsolidated financial statements and supplementary schedules

       The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.

   (3) Audit results of consolidated financial statements
       The auditing method of PricewaterhouseCoopers Aarata, the Accounting Auditor, and the results of the audit, are appropriate.

May 7, 2008
Toyota Motor Corporation Board of Corporate Auditors

Full-time Corporate Auditor    Yoshikazu Amano
Full-time Corporate Auditor    Chiaki Yamaguchi
Full-time Corporate Auditor    Masaki Nakatsugawa

Outside Corporate Auditor      Yoichi Kaya
Outside Corporate Auditor      Yoichi Morishita
Outside Corporate Auditor      Akishige Okada
Outside Corporate Auditor      Kunihiro Matsuo


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Consolidated Business Results for FY2008 (Reference)

Segment Operating Results

Automotive

Net revenues for the automotive operations increased by 2,249.3 billion yen (or 10.3%) to 24,177.3 billion yen in FY 2008 compared with FY2007, and operating income increased by 133.1 billion yen (or 6.5%) to 2,171.9 billion yen in FY2008 compared with FY2007. The increase in operating income was mainly due to increases in both production volume and vehicle units sold and cost reduction efforts, partially offset by an increase in expenses.

Financial services

Net revenues for the financial services operations increased by 197.8 billion yen (or 15.2%) to 1,498.3 billion yen in FY2008 compared with FY2007, while operating income decreased by 72.0 billion yen (or 45.4%) to 86.5 billion yen in FY2008 compared with FY2007. The decrease in operating income was mainly due to an increase in valuation losses on interest rate swaps by 48.1 billion yen stated at fair value by sales finance subsidiaries in accordance with the Statement of Financial Accounting Standards (FAS) No. 133 (as amended by several guidance including FAS No.138), despite a steady increase in financing volume.

All other

Net revenues for all other businesses increased by 23.2 billion yen (or 1.8%) to 1,346.9 billion yen in FY2008 compared with FY2007, while operating income decreased by 6.6 billion yen (or 16.6%) to 33.0 billion yen in FY2008 compared with FY2007.

Operating income by business segment
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Geographic Information

Japan

Net revenues in Japan increased by 500.5 billion yen (or 3.4%) to 15,315.8 billion yen in FY2008 compared with FY2007, while operating income decreased by
16.9 billion yen (or 1.2%) to 1,440.3 billion yen in FY2008 compared with FY2007. The decrease in operating income was mainly due to an increase in expenses, partially offset by an increase in production volume and vehicle exports as well as cost reduction efforts.

North America

Net revenues in North America increased by 393.5 billion yen (or 4.4%) to 9,423.2 billion yen in FY2008 compared with FY2007, while operating income decreased by 144.3 billion yen (or 32.1%) to 305.3 billion yen in FY2008 compared with FY2007. The decrease in operating income was mainly due to an increase in valuation losses on interest rate swaps by 66.7 billion yen stated at fair value by sales finance subsidiaries in accordance with FAS No. 133 (as amended by several guidance including FAS No. 138).

Europe

Net revenues in Europe increased by 451.3 billion yen (or 12.7%) to 3,993.4 billion yen in FY2008 compared with FY2007, and operating income increased by
4.2 billion yen (or 3.0%) to 141.5 billion yen in FY2008 compared with FY2007.

Asia

Net revenues in Asia increased by 895.3 billion yen (or 40.2%) to 3,120.9 billion yen in FY2008 compared with FY2007, and operating income increased by
138.8 billion yen (or 118.0%) to 256.4 billion yen in FY2008 compared with FY2007. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.

Other (Central and South America, Oceania and Africa)

Net revenues in other regions increased by 371.4 billion yen (or 19.3%) to 2,294.1 billion yen in FY2008 compared with FY2007, and operating income increased by 60.4 billion yen (or 72.4%) to 143.9 billion yen in FY2008 compared with FY2007. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.


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Operating income by region
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